UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

DATED: May 22, 2026

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

c/o Navios Shipmanagement Inc.

85 Akti Miaouli

Piraeus 18538, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

NAVIOS MARITIME PARTNERS L.P.

FORM 6-K

This report on Form 6-K is hereby incorporated by reference into the Navios Maritime Partners L.P. Registration Statement on Form F-3, File No. 333-271842.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations for the three month periods ended March 31, 2026 and 2025 of Navios Maritime Partners L.P. (referred to herein as “we”, “us”, “Company” or “Navios Partners”). All of the financial statements have been stated in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Partners’ 2025 annual report filed on Form 20-F on March 12, 2026 (the “Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”).

This report contains and will contain forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, TCE rates (as defined herein), and Navios Partners’ expected cash flow generation, future contracted revenues, future distributions and its ability to make distributions going forward, opportunities to reinvest cash accretively in a fleet renewal program or otherwise, potential capital gains, its ability to take advantage of dislocation in the market and Navios Partners’ growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters and Navios Partners’ ability to refinance its debt on attractive terms, or at all. Words such as “may”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Navios Partners at the time these statements were made. Although Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, risks relating to: global and regional economic and political conditions including global economic activity, demand for seaborne transportation of the products we ship, the ability and willingness of charterers to fulfill their obligations to us and prevailing charter rates, the economic condition of the markets in which we operate, shipyards performing scrubber installations, construction of newbuilding vessels, drydocking and repairs, changing vessel crews and availability of financing, potential disruption of shipping routes due to accidents, wars, sanctions, diseases, pandemics, political events, piracy or acts by terrorists, uncertainty relating to global trade, including prices of seaborne commodities, continuing issues related to seaborne volume and ton miles and the impact of tariffs, the adequacy of our insurance arrangements and our ability to obtain insurance and required certifications, our continued ability to enter into long-term time charters, our ability to maximize the use of our vessels, expected demand in the dry and liquid cargo shipping sectors in general and the demand for our dry bulk, containerships and tanker vessels in particular, fluctuations in charter rates for dry bulk, containerships and tanker vessels, the aging of our fleet and resultant increases in operations costs, the loss of any customer or charter or vessel, the financial condition of our customers, changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors, the repayment of debt and servicing of our bonds, fluctuation in interest rates and foreign exchange rates, increases in costs and expenses, including but not limited to: crew, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, general domestic and international political conditions, competitive factors in the market in which Navios Partners operates, risks associated with operations outside the United States, the growing expectations from investors, lenders, charterers, and other market participants regarding our sustainability practices, as well as our capacity to implement sustainability initiatives and achieve our objectives and targets, and other factors listed from time to time in Navios Partners’ filings with the SEC, including its Form 20-F and Form 6-K. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Partners makes no prediction or statement about the performance of its common units.

Recent Developments

In May 2026, Navios Partners agreed to acquire four newbuilding scrubber-fitted VLCC tankers from an unrelated third party, for an aggregate purchase price of $482.0 million. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2028. Each vessel has been chartered-out for a firm period of approximately five years at $47,763 net per day, with charterer’s option for one additional year at $52,650 net per day. Navios Partners has also secured options to acquire two plus two newbuilding VLCC tankers.

In April and May 2026, Navios Partners took delivery of a 2026-built Aframax/LR2 scrubber-fitted tanker vessel of 117,059 dwt, a 2026-built MR2 product tanker vessel of 49,996 dwt and a 2026-built 7,900 TEU methanol-ready and scrubber-fitted containership.

On April 29, 2026, Navios Partners completed the listing application with Euronext Oslo Børs for its senior unsecured bonds due November 2030 (the “2030 Bonds”), with an initial issue amount of $300.0 million. On the same date, the 2030 Bonds commenced trading on Euronext Oslo Børs under the ticker symbol “NMM”.

In April 2026, Navios Partners agreed to sell a 2006-built Panamax of 75,356 dwt to an unrelated third party, for a gross sale price of $10.4 million. The sale is expected to be completed during the second quarter of 2026.

Overview

We are an international owner and operator of dry cargo and tanker vessels that was formed in August 2007 by Navios Maritime Holdings Inc under the laws of the Republic of the Marshall Islands. We have been a public company since November 2007.

As of May 15, 2026, there were outstanding 28,424,619 common units and 622,296 general partnership units. Angeliki Frangou, our Chief Executive Officer and Chairwoman beneficially owned an approximately 17.9% common interest of the total outstanding common units, consisting of 5,090,720 common units held directly or indirectly through entities affiliated with her. In addition, an entity affiliated with Angeliki Frangou beneficially owned 622,296 general partnership units, representing an approximately 2.1% ownership interest in Navios Partners based on all outstanding common units and general partnership units.

In July 2022, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $100.0 million of Navios Partners’ common units. Common unit repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by Navios Partners’ management based upon market conditions and financial and other considerations, including working capital and planned or anticipated growth opportunities. The program does not require any minimum repurchase or any specific number of common units and may be suspended or reinstated at any time in the Navios Partners’ discretion and without notice. The Board of Directors will review the program periodically. As of May 15, 2026, Navios Partners had repurchased 1,759,769 common units since the commencement of the program, for a total cost of approximately $83.6 million.

Fleet

As of May 15, 2026, Navios Partners’ fleet consisted of 65 dry bulk vessels, 51 containerships and 57 tanker vessels, including two newbuilding capesize vessels (chartered-in vessels under bareboat contracts) that are expected to be delivered in the second half of 2028 and the first quarter of 2029, seven newbuilding containerships (three 7,900 TEU containerships and four 8,850 TEU containerships) that are expected to be delivered through the first half of 2028 and 17 newbuilding tankers (four VLCC tankers, nine aframax/LR2 and four MR2 product tanker chartered-in vessels under bareboat contracts) that are expected to be delivered through 2028. The fleet excludes a VLCC tanker and a panamax vessel that have been agreed to be sold.

We generate revenues by charging our customers for the use of our vessels to transport their dry cargo commodities, containers, crude oil and/or refined petroleum products. In general, the vessels in our fleet are chartered-out under time charters with duration of up to 12 years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered out under short-term, medium-term and long-term charters.

The following table provides summary information about our fleet as of May 15, 2026:

Owned Dry bulk Vessels	Type	Built	Capacity (DWT)
Navios Christine B	Ultra-Handymax	2009	58,058
Navios Celestial	Ultra-Handymax	2009	58,063
Navios Venus	Ultra-Handymax	2015	61,339
Navios La Paix	Ultra-Handymax	2014	61,485
N Amalthia (3)	Panamax	2006	75,356
Navios Victory	Panamax	2014	77,095
Rainbow N	Panamax	2011	79,602
Unity N	Panamax	2011	79,642
Odysseus N	Panamax	2011	79,642
Navios Amber	Kamsarmax	2015	80,909
Navios Avior	Kamsarmax	2012	81,355
Navios Centaurus	Kamsarmax	2012	81,472
Navios Citrine	Kamsarmax	2017	81,626
Navios Dolphin	Kamsarmax	2017	81,630
Navios Horizon I (5)	Kamsarmax	2019	81,692
Navios Galaxy II	Kamsarmax	2020	81,789
Navios Uranus	Kamsarmax	2019	81,821
Navios Felicity I	Kamsarmax	2020	81,962
Navios Primavera (1)	Kamsarmax	2022	82,003
Navios Meridian (1)	Kamsarmax	2023	82,010
Navios Herakles I (2)	Kamsarmax	2019	82,036
Navios Magellan II	Kamsarmax	2020	82,037
Navios Sky (1)	Kamsarmax	2015	82,056
Navios Alegria (5)	Kamsarmax	2016	84,852
Navios Sphera	Kamsarmax	2016	84,872
Navios Coral	Kamsarmax	2016	84,904
Navios Stellar (1)	Capesize	2009	168,818
Navios Aurora II	Capesize	2009	169,031
Navios Antares	Capesize	2010	169,059
Navios Symphony	Capesize	2010	177,960
Navios Ace (1)	Capesize	2011	178,929
Navios Aster	Capesize	2010	178,978
Navios Melodia	Capesize	2010	178,982
Navios Buena Ventura	Capesize	2010	179,109
Navios Luz	Capesize	2010	179,144
Navios Altamira	Capesize	2011	179,165
Navios Azimuth (1)	Capesize	2011	179,169
Navios Bonheur	Capesize	2010	179,204
Navios Etoile	Capesize	2010	179,234
Navios Fulvia	Capesize	2010	179,263
Navios Ray (1)	Capesize	2012	179,515
Navios Happiness	Capesize	2009	180,022
Navios Bonavis (1)	Capesize	2009	180,022
Navios Fantastiks	Capesize	2005	180,055
Navios Phoenix	Capesize	2009	180,060
Navios Sol (1)	Capesize	2009	180,274
Navios Lumen (5)	Capesize	2009	180,493
Navios Canary	Capesize	2015	180,528
Navios Pollux (1)(7)	Capesize	2009	180,727
Navios Gem	Capesize	2014	181,206

Navios Joy	Capesize	2013	181,215
Navios Felix (5)	Capesize	2016	181,221
Navios Corali	Capesize	2015	181,249
Navios Mars	Capesize	2016	181,259
Navios Koyo	Capesize	2011	181,415
Navios Azalea (2)	Capesize	2022	182,064
Navios Armonia (2)	Capesize	2022	182,079
Navios Altair (2)	Capesize	2023	182,115
Navios Sakura (2)	Capesize	2023	182,169
Navios Amethyst (2)	Capesize	2023	182,212
Navios Astra (4)	Capesize	2022	182,393

Owned Containerships	Built	Capacity (TEU)
Spectrum N	2009	2,546
Fleur N	2012	2,782
Ete N	2012	2,782
Navios Summer	2006	3,450
Navios Verano	2006	3,450
Matson Lanai	2007	4,250
Navios Verde	2007	4,250
Navios Amarillo	2007	4,250
Navios Vermilion	2007	4,250
Navios Azure	2007	4,250
Navios Indigo	2007	4,250
Navios Domino	2008	4,250
Matson Oahu	2008	4,250
Navios Destiny	2009	4,250
Navios Devotion	2009	4,250
Navios Lapis	2009	4,250
Navios Dorado	2010	4,250
Carmel I	2010	4,360
Zim Baltimore	2010	4,360
Navios Bahamas	2010	4,360
Navios Miami	2009	4,563
Navios Jasmine	2008	4,730
Navios Chrysalis	2008	4,730
Navios Nerine	2008	4,730
Sparrow	2023	5,300
Zim Eagle	2024	5,300
Condor	2024	5,300
Hawk I	2024	5,300
Zim Falcon	2024	5,300
Pelican I	2024	5,300
Seagull (5)	2024	5,300
Zim Albatross (5)	2024	5,300
DP World Jeddah (1)	2024	5,300
DP World Jebel Ali (1)	2024	5,300
Hyundai Shanghai	2006	6,800
Hyundai Tokyo	2006	6,800
Hyundai Hongkong	2006	6,800
Hyundai Singapore	2006	6,800
Hyundai Busan	2006	6,800
HMM Ocean	2025	7,700
HMM Sky	2025	7,700
Navios Cyan	2026	7,900
Navios Unison	2010	10,000

Navios Constellation	2011	10,000

Owned Tanker Vessels	Type	Built	Capacity (DWT)
Hector N	MR1 Product Tanker	2008	38,402
Nave Aquila	MR2 Product Tanker	2012	49,991
Nave Atria	MR2 Product Tanker	2012	49,992
Nave Ohana (2)	MR2 Product Tanker	2025	49,994
Nave Capella (1)	MR2 Product Tanker	2013	49,995
Nave Hina (2)	MR2 Product Tanker	2026	49,996
Nave Alderamin (1)	MR2 Product Tanker	2013	49,998
Nave Pyxis	MR2 Product Tanker	2014	49,998
Nave Bellatrix	MR2 Product Tanker	2013	49,999
Nave Orion (1)	MR2 Product Tanker	2013	49,999
Nave Titan	MR2 Product Tanker	2013	49,999
Nave Jupiter	MR2 Product Tanker	2014	49,999
Nave Velocity	MR2 Product Tanker	2015	49,999
Nave Sextans	MR2 Product Tanker	2015	49,999
Nave Luminosity	MR2 Product Tanker	2014	50,240
Bougainville	MR2 Product Tanker	2013	50,626
Nave Cetus	LR1 Product Tanker	2012	74,581
Nave Ariadne	LR1 Product Tanker	2007	74,671
Nave Rigel	LR1 Product Tanker	2013	74,673
Nave Atropos	LR1 Product Tanker	2013	74,695
Nave Cassiopeia	LR1 Product Tanker	2012	74,711
Nave Cielo	LR1 Product Tanker	2007	74,896
Nave Andromeda	LR1 Product Tanker	2011	75,000
Nave Estella	LR1 Product Tanker	2012	75,000
Nave Cosmos	Aframax / LR2	2024	115,651
Nave Polaris	Aframax / LR2	2024	115,699
Nave Photon	Aframax / LR2	2024	115,752
Nave Dorado	Aframax / LR2	2025	115,762
Nave Neutrino	Aframax / LR2	2025	115,807
Nave Perseus	Aframax / LR2	2025	115,812
Nave Amaryllis (5)	Aframax / LR2	2026	116,934
Nave Anthos (1)	Aframax / LR2	2026	116,998
Nave Equator (1)	Aframax / LR2	2026	117,059
Nave Galactic (3)	VLCC	2009	296,945
Nave Universe	VLCC	2011	297,066
Nave Quasar	VLCC	2010	297,376
Nave Synergy	VLCC	2010	309,483

Bareboat-in Vessels (6)	Type	Built	Capacity (DWT)
Navios Star	Kamsarmax	2021	81,994
Navios Amitie	Kamsarmax	2021	82,002
Navios Libra	Kamsarmax	2019	82,011
Nave Electron	VLCC	2021	313,239
Nave Celeste	VLCC	2022	313,418
Nave Allegro	VLCC	2020	313,433
Nave Tempo	VLCC	2021	313,486

Dry bulk Vessels to be Delivered	Type	Expected Delivery	Capacity (DWT)
TBN XXI (2)	Capesize	H2 2028	181,500
TBN XXII (2)	Capesize	Q1 2029	181,500

Containerships to be Delivered	Expected Delivery	Capacity (TEU)
TBN XII	H2 2026	7,900
TBN XIII	H2 2026	7,900
TBN XIV	H1 2027	7,900
TBN XVII	H2 2027	8,850
TBN XVIII	H2 2027	8,850
TBN XIX	H2 2027	8,850
TBN XX	H1 2028	8,850

Tanker Vessels to be Delivered	Type	Expected Delivery	Capacity (DWT)
TBN I (2)	MR2 Product Tanker	H2 2026	52,000
TBN II (2)	MR2 Product Tanker	H2 2026	52,000
TBN III (2)	MR2 Product Tanker	H1 2027	52,000
TBN IV (2)	MR2 Product Tanker	H1 2027	52,000
TBN V (5)	Aframax/LR2	H2 2026	115,000
TBN VI	Aframax/LR2	H1 2027	115,000
TBN VII	Aframax/LR2	H1 2027	115,000
TBN VIII	Aframax/LR2	H1 2027	115,000
TBN XV	Aframax/LR2	H1 2027	115,000
TBN XVI	Aframax/LR2	H1 2027	115,000
TBN IX	Aframax/LR2	H2 2027	115,000
TBN X	Aframax/LR2	H2 2027	115,000
TBN XI	Aframax/LR2	H1 2028	115,000
TBN XXIII	VLCC	H2 2028	319,000
TBN XXIV	VLCC	H2 2028	319,000
TBN XXV	VLCC	H2 2028	319,000
TBN XXVI	VLCC	H2 2028	319,000

(1)
The vessel is subject to a sale and leaseback transaction with a purchase obligation at the end of the contract.
(2)
The vessel is subject to a bareboat contract with a purchase option at the end of the contract.
(3)
Vessel agreed to be sold.
(4)
The vessel is subject to a bareboat contract with a purchase obligation at the end of the contract.
(5)
The vessel is subject to a sale and leaseback transaction with a purchase option at the end of the contract.
(6)
The vessels have been classified as operating leases in the Company’s Consolidated Balance Sheets.
(7)
During the second quarter of 2026, the Company declared its option to acquire the vessel.

Our Charters

We provide seaborne shipping services under short-term, medium-term, and long-term time charters, bareboat charters and voyage charters with customers that we believe are creditworthy. For the three month periods ended March 31, 2026 and 2025, only one customer accounted for 10.0% or more of our total revenues and represented approximately 13.8% and 16.2% of our total revenues, respectively.

Our revenues are driven by the number of vessels in the fleet, the number of days during which the vessels operate and our charter hire rates, which, in turn, are affected by a number of factors, including:

•
the duration of the charters;
•
the level of spot and long-term market rates at the time of each charter;
•
decisions relating to vessel acquisitions and disposals;
•
the amount of time spent positioning vessels;
•
the amount of time that vessels spend off-hire or in drydock undergoing repairs and upgrades;
•
the age, condition and specifications of the vessels;
•
the aggregate level of supply and demand in the liquid, dry and containerized cargo shipping industry;
•
economic conditions, such as the impact of inflationary cost pressures, decreased consumer discretionary spending, increasing interest rates, and the possibility of recession or financial market instability or imposition of sanctions, tariffs or other fees affecting trade or vessel movements; and
•
armed conflicts, such as the continuing Ukrainian and Middle East military conflicts, including in the Persian Gulf and the Strait of Hormuz.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to operate our vessels in the long-term charter market. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand and many other factors that might be beyond our control. Please read the section entitled “Risk Factors” in our Annual Report for a discussion of certain risks inherent in our business.

We could lose a customer or the benefits of a charter if:

•
the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;
•
the customer exercises certain rights to terminate the charter of the vessel;
•
the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or
•
a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production or end-use facilities or political unrest prevents us from performing services for that customer.

Under some of our time charters, either party may terminate the charter contract in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel. Some of the time charters covering our vessels require us to return to the charterer, upon the loss of the vessel, all advances paid by the charterer but not earned by us.

Trends and Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read “Risk Factors” in our Annual Report for a discussion of certain risks inherent in our business.

Results of Operations

Overview

The following table reflects certain key indicators of Navios Partners’ fleet performance for the three month periods ended March 31, 2026 and 2025.

	Three Month Period Ended March 31, 2026	Three Month Period Ended March 31, 2025
	(unaudited)	(unaudited)
Available Days(1)	13,104	13,456
Operating Days(2)	13,037	13,349
Fleet Utilization(3)	99.5%	99.2%
Opex Days(4)	13,201	13,586
Time Charter Equivalent rate (per day)(5)	$25,679	$21,271
Opex rate (per day)(6)	$7,197	$6,981
Vessels operating at end of periods	148	154

(1)
Available days for the fleet represent total calendar days the vessels were in Navios Partners’ possession for the relevant period after subtracting off-hire days associated with scheduled repairs, drydockings or special surveys and ballast days. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.
(2)
Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels were off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)
Fleet utilization is the percentage of time that Navios Partners’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels were off-hire for reasons other than scheduled repairs, drydockings or special surveys.
(4)
Opex days for the fleet represent total calendar days the vessels were in Navios Partners’ possession for the relevant period after subtracting total calendar days of Navios Partners’ charter-in vessels and bareboat-out vessels.
(5)
Time Charter Equivalent rate (“TCE rate”) per day is defined as voyage, time charter revenues and charter-out revenues under bareboat contracts (grossed up by the applicable vessel operating expenses for the respective periods) less voyage expenses during a period divided by the number of available days during the period. The TCE rate per day is a customary shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.
(6)
Opex rate per day is defined as vessel operating expenses divided by the number of opex days during the period.

FINANCIAL HIGHLIGHTS

The following table presents consolidated revenue and expense information for the three month periods ended March 31, 2026 and 2025.

	Three Month Period Ended March 31, 2026	Three Month Period Ended March 31, 2025
	(unaudited)	(unaudited)
	(In thousands of U.S. dollars)
Time charter and voyage revenues	$357,007	$304,112
Time charter and voyage expenses	(30,918)	(30,017)
Vessel operating expenses	(95,002)	(94,842)
General and administrative expenses	(23,832)	(21,972)
Depreciation and amortization	(81,657)	(78,645)
Amortization of unfavorable lease terms	2,645	2,880
Gain/ (loss) on sale of vessels, net	8,584	(5,930)
Interest expense and finance cost, net	(30,599)	(33,510)
Interest income	3,259	3,394
Other expense, net	(3,143)	(3,743)
Net income	$106,344	$41,727
EBITDA(1)	$212,696	$147,608
Adjusted EBITDA(1)	$204,112	$153,538
Operating Surplus (1)	$100,590	$47,088

(1)
EBITDA, Adjusted EBITDA and Operating Surplus are non-GAAP financial measures. See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus” for a description of EBITDA, Adjusted EBITDA and Operating Surplus and a reconciliation of EBITDA, Adjusted EBITDA and Operating Surplus to the most comparable measure under U.S. GAAP.

Period over Period Comparisons

For the Three Month Period ended March 31, 2026 compared to the Three Month Period ended March 31, 2025

Time charter and voyage revenues: Time charter and voyage revenues for the three month period ended March 31, 2026 increased by $52.9 million, or 17.4%, to $357.0 million, as compared to $304.1 million for the same period in 2025. The increase in revenue was mainly attributable to the increase in the TCE rate. For the three month periods ended March 31, 2026 and 2025, time charter and voyage revenues were positively affected by $7.5 million and negatively affected by $2.6 million, respectively, relating to the straight-line effect of the charters with de-escalating rates. The TCE rate increased by 20.7% to $25,679 per day, as compared to $21,271 per day for the same period in 2025. The available days of the fleet decreased by 2.6% to 13,104 days for the three month period ended March 31, 2026, as compared to 13,456 days for the same period in 2025.

Time charter and voyage expenses: Time charter and voyage expenses for the three month period ended March 31, 2026 increased by $0.9 million to $30.9 million, as compared to $30.0 million for the same period in 2025. The increase was mainly attributable to a: (i) $0.8 million increase in port expenses; (ii) $0.5 million increase in commercial management fees on revenues in accordance with the management agreement; and (iii) $0.4 million increase in brokers’ commissions. The increase was partially mitigated by a $0.8 million decrease in other voyage expenses.

Vessel operating expenses: Vessel operating expenses for the three month period ended March 31, 2026 increased by $0.2 million to $95.0 million, as compared to $94.8 million for the same period in 2025. The increase was due to the change in the composition of our fleet and a 3.1% increase in the opex daily rate to $7,197, partially mitigated by a decrease of 2.8% in the opex days.

General and administrative expenses: General and administrative expenses increased by $1.8 million to $23.8 million for the three month period ended March 31, 2026, as compared to $22.0 million for the same period in 2025, mainly due to higher euro-dollar exchange rate prevailing during the first quarter of 2026.

Depreciation and amortization: Depreciation and amortization amounted to $81.7 million for the three month period ended March 31, 2026, as compared to $78.6 million for the same period in 2025. The increase of $3.1 million was attributable to a: (i) $5.9 million increase in amortization of the deferred drydock and special survey costs due to the increase in the number of vessels that underwent drydocking or special survey; (ii) $3.1 million increase in depreciation expense due to the delivery of eight vessels and the acquisition of four vessels since the first quarter of 2025; and (iii) $0.5 million increase in depreciation expense mainly due to vessel improvements. The above increase was partially mitigated by a: (i) $3.6 million decrease in depreciation expense due to the sale of 12 vessels since the first quarter of 2025; and (ii) $2.8 million decrease in amortization of favorable lease terms of intangible assets. Depreciation of vessels is calculated using an estimated useful life of 25 years for dry bulk and tanker vessels and 30 years for containerships from the date the vessel was originally delivered from the shipyard.

Amortization of unfavorable lease terms: Amortization of unfavorable lease terms amounted to $2.6 million and $2.9 million for the three month periods ended March 31, 2026 and 2025, respectively, relating to the amortization of the fair value of the time charters with unfavorable lease terms as determined at the acquisition date of Navios Maritime Containers L.P.

Gain/ (loss) on sale of vessels, net: Gain on sale of vessels, net amounted to $8.6 million for the three month period ended March 31, 2026, relating to the sale and the intention to sell our vessels. Loss on sale of vessels amounted to $5.9 million for the three month period ended March 31, 2025, relating to the sale and committed sale of our vessels.

Interest expense and finance cost, net: Interest expense and finance cost, net for the three month period ended March 31, 2026, decreased by $2.9 million to $30.6 million, as compared to $33.5 million for the same period in 2025. The decrease was mainly due to the decrease in the weighted average interest rate. The weighted average interest rate for the three month period ended March 31, 2026 decreased to 5.8% from 6.3% for the same period in 2025, while Navios Partners’ weighted average loan balance decreased to $2,195.5 million for the three month period ended March 31, 2026, as compared to $2,200.5 million for the same period in 2025.

Interest income: Interest income amounted to $3.3 million for the three month period ended March 31, 2026, as compared to $3.4 million for the same period in 2025.

Other expense, net: Other expense, net amounted to $3.1 million for the three month period ended March 31, 2026, as compared to $3.7 million for the same period in 2025, mainly due to the decrease in other miscellaneous expenses, net, partially mitigated by the increase in claims.

Net income: Net income for the three month period ended March 31, 2026 amounted to $106.3 million as compared to $41.7 million for the same period in 2025. The increase in net income of $64.6 million was due to the factors discussed above.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Liquidity and Capital Resources

We anticipate that our primary sources of funds for our short-term liquidity needs will consist of cash flows from operations, our equity offerings, proceeds from asset sales, long-term bank borrowings and other debt raisings. In addition to distributions on our units and common unit repurchase program, our primary short-term liquidity needs are to fund general working capital requirements, cash reserve requirements including those under our credit facilities and debt service, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and maintenance capital expenditures and debt repayment. As of March 31, 2026, Navios Partners’ current assets totaled $533.1 million, while current liabilities totaled $367.5 million, resulting in a positive working capital position of $165.6 million. Navios Partners’ cash forecast indicates that it will generate sufficient cash through its contracted revenue as of May 15, 2026, of $4.1 billion, cash proceeds from the sale of vessels (see Note 4 – Vessels, net and Note 15 – Subsequent events to the unaudited condensed consolidated financial statements included elsewhere in this report) and undrawn amounts available under credit facilities to make the required principal and interest payments on its indebtedness, to make payments for capital expenditures and provide for the normal working capital requirements of the business for a period of at least 12 months from the date of issuance of our unaudited condensed consolidated financial statements.

Generally, our long-term sources of funds for acquisitions and expansion and investment capital expenditures derive from cash from operations, long-term bank borrowings and other debt or equity financings. We cannot assure you that we will be able to secure adequate financing or to obtain additional funds on favorable terms, to meet our liquidity needs.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and cash equivalents in excess of government-provided insurance limits. Navios Partners also mitigates exposure to credit risk by dealing with a diversified group of major financial institutions.

Navios Partners may use funds to repurchase its outstanding common units and/or repay indebtedness from time to time. Repurchases may be made in the open market, or through privately negotiated transactions or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms Navios Partners deems appropriate and subject to its cash requirements for other purposes, compliance with the covenants under Navios Partners’ credit facilities, bonds and other financing agreements, and other factors management deems relevant.

In July 2022, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $100.0 million of Navios Partners’ common units. Common unit repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by Navios Partners’ management based upon market conditions and financial and other considerations, including working capital and planned or anticipated growth opportunities. The program does not require any minimum repurchase or any specific number of common units and may be suspended or reinstated at any time in the Navios Partners’ discretion and without notice. The Board of Directors will review the program periodically. As of May 15, 2026, Navios Partners had repurchased 1,759,769 common units since the commencement of the program, for a total cost of approximately $83.6 million.

The following table presents cash flow information derived from the unaudited condensed Consolidated Statements of Cash Flows of Navios Partners for the three month periods ended March 31, 2026 and 2025.

	Three Month Period Ended March 31, 2026	Three Month Period Ended March 31, 2025
	(unaudited)	(unaudited)
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$126,643	$156,552
Net cash used in investing activities	(162,433)	(134,147)
Net cash provided by/ (used in) financing activities	43,980	(630)
Increase in cash, cash equivalents and restricted cash	$8,190	$21,775

Net cash provided by operating activities for the three month period ended March 31, 2026 as compared to the net cash provided by operating activities for the three month period ended March 31, 2025

Net cash provided by operating activities decreased by $30.0 million to $126.6 million for the three month period ended March 31, 2026, as compared to $156.6 million for the same period in 2025. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items as discussed below.

The aggregate adjustments to reconcile net income to net cash provided by operating activities were $57.5 million of non-cash positive net adjustments for the three month period ended March 31, 2026, which consisted mainly of the following adjustments: (i) $81.7 million depreciation and amortization; and (ii) $1.8 million amortization and write-off of deferred finance costs. These adjustments were partially mitigated by: (i) $14.6 million other non-cash adjustments; (ii) $8.6 million gain on sale of vessels, net; (iii) $2.6 million amortization of unfavorable lease terms; and (iv) $0.2 million amortization of operating lease assets/ liabilities.

The net cash outflow resulting from the change in operating assets and liabilities of $37.2 million for the three month period ended March 31, 2026 resulted from: (i) $19.8 million in payments for drydock and special survey costs; (ii) a $12.4 million increase in accounts receivable; (iii) a $10.3 million decrease in deferred revenue; (iv) a $4.0 million decrease in accounts payable; and (v) a $0.7 million decrease in amounts due to related parties. This was partially mitigated by a: (i) $7.9 million increase in accrued expenses; and (ii) $2.1 million decrease in prepaid expenses and other current assets.

The aggregate adjustments to reconcile net income to net cash provided by operating activities were $84.4 million of non-cash positive net adjustments for the three month period ended March 31, 2025, which consisted mainly of the following adjustments: (i) $78.6 million depreciation and amortization; (ii) $5.9 million loss on sale of vessels; (iii) $1.7 million amortization and write-off of deferred finance costs; and (iv) $1.2 million other non-cash adjustments. These adjustments were partially mitigated by: (i) $2.9 million amortization of unfavorable lease terms; and (ii) $0.1 million amortization of operating lease assets/ liabilities.

The net cash inflow resulting from the change in operating assets and liabilities of $30.5 million for the three month period ended March 31, 2025 resulted from a: (i) $35.2 million decrease in amounts due from related parties; (ii) $22.8 million increase in amounts due to related parties; (iii) $4.8 million increase in accrued expenses; (iv) $2.5 million decrease in prepaid expenses and other current assets; (v) $1.2 million decrease in accounts receivable; and (vi) $0.7 million increase in deferred revenue. This was partially mitigated by: (i) $31.4 million in payments for drydock and special survey costs; and (ii) a $5.3 million decrease in accounts payable.

Net cash used in investing activities for the three month period ended March 31, 2026 as compared to the net cash used in investing activities for the three month period ended March 31, 2025

Net cash used in investing activities for the three month period ended March 31, 2026 amounted to $162.4 million as compared to $134.1 million net cash used in investing activities for the same period in 2025.

Net cash used in investing activities of $162.4 million for the three month period ended March 31, 2026 was mainly due to: (i) $119.6 million related to vessel acquisitions and additions; and (ii) $72.7 million related to deposits for the acquisition/ option to acquire vessels and capitalized expenses. This was partially mitigated by: (i) $29.4 million of proceeds related to the sale of one vessel; and (ii) a $0.5 million decrease in time deposits with original maturities greater than three months.

Net cash used in investing activities of $134.1 million for the three month period ended March 31, 2025 was mainly due to: (i) $98.2 million related to vessel acquisitions and additions; (ii) $34.3 million related to deposits for the acquisition/ option to acquire vessels and capitalized expenses; and (iii) a $9.1 million increase in time deposits with original maturities greater than three months. This was partially mitigated by $7.5 million of proceeds related to the sale of one vessel.

Net cash provided by financing activities for the three month period ended March 31, 2026 as compared to net cash used in financing activities for the three month period ended March 31, 2025

Net cash provided by financing activities increased by $44.6 million to $44.0 million inflow for the three month period ended March 31, 2026, as compared to $0.6 million outflow for the same period in 2025.

Net cash provided by financing activities of $44.0 million for the three month period ended March 31, 2026 was mainly due to $175.2 million of proceeds from the new credit facilities and sale and leaseback agreements. This was partially mitigated by: (i) $118.8 million repayments of long-term debt, finance lease and financial liabilities; (ii) $10.2 million related to the acquisition of treasury units; (iii) $1.5 million of payments for cash distributions; and (iv) $0.7 million payments of deferred finance costs related to the credit facilities, bonds and financial liabilities.

Net cash used in financing activities of $0.6 million for the three month period ended March 31, 2025 was mainly due to: (i) $77.6 million repayments of long-term debt, finance lease and financial liabilities; (ii) $10.0 million related to the acquisition of treasury units; (iii) $1.6 million payments of deferred finance costs related to the new credit facilities and financial liabilities; and (iv) $1.5 million of payments for cash distributions. This was partially mitigated by $90.1 million of proceeds from the new credit facility and sale and leaseback agreement.

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus

	Three Month Period Ended March 31, 2026	Three Month Period Ended March 31, 2025
	(unaudited)	(unaudited)
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$126,643	$156,552
Net increase/ (decrease) in operating assets	30,031	(7,421)
Net decrease/ (increase) in operating liabilities	7,159	(23,046)
Net interest cost	27,340	30,116
Amortization and write-off of deferred finance costs	(1,806)	(1,672)
Amortization of operating lease assets/ liabilities	185	186
Other non-cash adjustments	14,560	(1,177)
Gain/ (loss) on sale of vessels, net	8,584	(5,930)
EBITDA(1)	$212,696	$147,608
(Gain)/ loss on sale of vessels, net	(8,584)	5,930
Adjusted EBITDA(1)	$204,112	$153,538
Cash interest income	2,632	3,878
Cash interest paid	(27,837)	(33,409)
Maintenance and replacement capital expenditures	(78,317)	(76,919)
Operating Surplus(2)	$100,590	$47,088

(1) EBITDA and Adjusted EBITDA

EBITDA represents net income before interest and finance costs, depreciation and amortization and income taxes. Adjusted EBITDA represents EBITDA excluding certain items, as described in the table above. Navios Partners uses Adjusted EBITDA as a liquidity measure and reconciles EBITDA and Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA in this document is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of: (i) net increase/ (decrease) in operating assets; (ii) net decrease/ (increase) in operating liabilities; (iii) net interest cost; (iv) amortization and write-off of deferred finance costs; (v) amortization of operating lease assets/ liabilities; (vi) other non-cash adjustments; and (vii) gain/ (loss) on sale of vessels, net. Navios Partners believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and present useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and make cash distributions. Navios Partners also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Each of EBITDA and Adjusted EBITDA have limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Partners’ results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of Navios Partners’ performance. Furthermore, our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA for the three month periods ended March 31, 2026 and 2025 was affected by the item described in the table above. Excluding this item, Adjusted EBITDA increased by $50.6 million to $204.1 million for the three month period ended March 31, 2026, as compared to $153.5 million for the same period in 2025. The increase in Adjusted EBITDA was due to a: (i) $52.9 million increase in time charter and voyage revenues; and (ii) $0.6 million decrease in other expense, net. The above increase was partially mitigated by a: (i) $1.8 million increase in general and administrative expenses mainly due to higher euro-dollar exchange rate prevailing during the first quarter of 2026; (ii) $0.9 million increase in time charter and voyage expenses; and (iii) $0.2 million increase in vessel operating expenses as a result of the change in the composition of our fleet and a 3.1% increase in the opex daily rate to $7,197, partially mitigated by a decrease of 2.8% in the opex days.

(2) Operating Surplus

Navios Partners generated Operating Surplus for the three month period ended March 31, 2026 of $100.6 million, as compared to $47.1 million for the three month period ended March 31, 2025. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus” contained herein).

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense, non-cash interest income, estimated maintenance and replacement capital expenditures and one-off items. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

Capital Expenditures

Navios Partners finances its capital expenditures with cash flows from operations, equity offerings, proceeds from asset sales, long-term bank borrowings and other debt raisings. Capital expenditures for each of the three month periods ended March 31, 2026 and 2025 amounted to $192.3 million and $132.5 million, respectively.

Maintenance for our vessels and expenses related to drydocking costs are reimbursed at cost by Navios Partners to Navios Shipmanagement Inc. and its affiliates, which are entities affiliated with the Company’s Chairwoman and Chief Executive Officer, under the management agreement. For more information, please read Note 12 – Transactions with related parties and affiliates to the unaudited condensed consolidated financial statements, included elsewhere in this report.

Maintenance and Replacement Capital Expenditures Reserve

The reserves for estimated maintenance and replacement capital expenditures for the three month period ended March 31, 2026 were $78.3 million. We estimate that our annual replacement reserve for the year ending December 31, 2026 will be approximately $304.6 million, for replacing our vessels at the end of their useful lives. The reserves for estimated maintenance and replacement capital expenditures for the three month period ended March 31, 2025 were $76.9 million.

The amount for estimated replacement capital expenditures attributable to future vessel replacement was based on the following assumptions: (i) current market price to purchase a five-year-old vessel of similar size and specifications; (ii) a 25-year useful life for dry bulk and tanker vessels and a 30-year useful life for containerships; and (iii) a relative net investment rate.

The amount for estimated maintenance capital expenditures attributable to future vessel drydocking and special survey was based on certain assumptions including the remaining useful life of the owned vessels of our fleet, market costs of drydocking and special survey and a relative net investment rate.

Our board of directors, with the approval of the Conflicts Committee, may determine that one or more of our assumptions should be revised, which could cause our board of directors to increase or decrease the amount of estimated maintenance and replacement capital expenditures. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, charter hire rates and the availability and cost of financing at the time of replacement. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units, which could be dilutive to existing unitholders.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us on the common units on any quarter.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

See Note 13 – Cash distributions and earnings per unit to the unaudited condensed consolidated financial statements included elsewhere in this report.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than the U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates are recognized during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated.

Interest Rate Risk

We finance a portion of our vessel investments through long-term floating-rate credit facilities and financial liabilities linked to Secured Overnight Financing Rate (“SOFR”). As a result, increases in prevailing interest rates would increase our cost of capital.

Borrowings under certain of our credit facilities and financial liabilities bear interest at a rate based on a premium over SOFR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the three month periods ended March 31, 2026 and 2025, we paid interest on our outstanding debt at a weighted average interest rate of 5.8% and 6.3%, respectively. A 1% increase in SOFR would have increased our interest expense for the three month periods ended March 31, 2026 and 2025 by $3.7 million and $4.6 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of cash, other investments and trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history.

For the three month periods ended March 31, 2026 and 2025, only one customer accounted for 10.0% or more of our total revenues and represented approximately 13.8% and 16.2% of our total revenues, respectively.

If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most charters and the cyclical nature of the industry or we may be forced to charter the vessel on the spot market at then market rates which may be less favorable than the charter that has been terminated. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. If we lose a vessel, any replacement or newbuilding would not generate revenues during its construction or acquisition period, and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter.

Even if we successfully charter our vessels in the future, our charterers may go bankrupt or fail to perform their obligations under the charter agreements, they may delay payments or suspend payments altogether, they may terminate the charter agreements prior to the agreed-upon expiration date or they may attempt to renegotiate the terms of the charters. The permanent loss of a customer, time charter or vessel, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions or payments in the event we are unable to replace such customer, time charter or vessel. For further details, please read “Risk Factors” in our Annual Report.

Recent Accounting Pronouncements

The Company’s recent accounting pronouncements are included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this report.

Critical Accounting Policies

Our financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. All significant accounting policies are as described in Note 2 – Summary of significant accounting policies to the notes to the consolidated financial statements included in the Company’s Annual Report and in Note 2 – Summary of significant accounting policies included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this report.

Exhibit List

Exhibit No.	Description
99.1*

Deed of Amendment and Restatement dated 20 February 2026, among Melpomene Shipping Corporation and Urania Shipping Corporation, as joint and several borrowers and hedge guarantors and KFW IPEX-BANK GMBH as lender, mandated lead arranger, facility agent and security agent and First-Citizens Bank & Trust Company as lender, in relation to a facility agreement dated 30 September 2022, in respect of the financing of m.v. “Sparrow” and m.v. “Zim Eagle”

*Filed herewith

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except unit data)

	Notes	March 31, 2026 (unaudited)	December 31, 2025
ASSETS
Current assets
Cash and cash equivalents	3	$410,968	$402,783
Restricted cash	3	191	186
Other investments	3	10,031	10,483
Accounts receivable, net		46,432	34,070
Prepaid expenses and other current assets		63,599	62,810
Amounts due from related parties	12	1,839	1,720
Total current assets		533,060	512,052
Vessels, net	4	4,454,147	4,389,868
Deposits for vessel acquisitions	11	475,595	470,550
Other long-term assets	11, 14	62,702	62,804
Deferred drydock and special survey costs, net	12	260,437	264,385
Amounts due from related parties	12	7,142	7,142
Intangible assets	5	1,683	3,233
Operating lease assets	14	212,620	218,952
Total non-current assets		5,474,326	5,416,934
Total assets		$6,007,386	$5,928,986
LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable		$13,862	$17,892
Accrued expenses		54,666	47,463
Deferred revenue		45,048	61,358
Operating lease liabilities, current portion	14	27,154	26,938
Amounts due to related parties	12	22,743	23,484
Current portion of finance lease and financial liabilities, net	6	68,414	143,592
Current portion of long-term debt, net	6	135,099	133,773
Fair value of derivatives, current	8	473	646
Total current liabilities		367,459	455,146
Operating lease liabilities, net	14	181,324	188,058
Unfavorable lease terms	5	941	3,586
Long-term finance lease and financial liabilities, net	6	688,943	613,245
Long-term debt, net	6	984,274	974,584
Senior unsecured bonds, net		294,433	294,392
Deferred revenue		47,598	49,178
Other long-term liabilities		5,236	8,436
Fair value of derivatives, non-current	8	1,063	1,615
Total non-current liabilities		2,203,812	2,133,094
Total liabilities		$2,571,271	$2,588,240
Commitments and contingencies	11	—	—
Partners’ capital:
Common Unitholders (28,499,894 and 28,665,121 common units outstanding as of March 31, 2026 and December 31, 2025, respectively)	1, 9	3,376,248	3,283,806
General Partner (622,296 general partnership units outstanding at each of March 31, 2026 and December 31, 2025)	1	61,403	59,201
Accumulated Other Comprehensive Loss	8	(1,536)	(2,261)
Total partners’ capital		3,436,115	3,340,746
Total liabilities and partners’ capital		$6,007,386	$5,928,986

See unaudited notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of U.S. Dollars except per unit data)

		Three Month Period Ended March 31, 2026	Three Month Period Ended March 31, 2025
	Notes	(unaudited)	(unaudited)
Time charter and voyage revenues	2, 14	$357,007	$304,112
Time charter and voyage expenses (including $4,333 and $3,848 to related parties)	12, 14	(30,918)	(30,017)
Vessel operating expenses (including $12,697 and $12,730 to related parties)	12	(95,002)	(94,842)
General and administrative expenses	12	(23,832)	(21,972)
Depreciation and amortization	4, 5	(81,657)	(78,645)
Amortization of unfavorable lease terms	5	2,645	2,880
Gain/ (loss) on sale of vessels, net	4	8,584	(5,930)
Interest expense and finance cost, net	7	(30,599)	(33,510)
Interest income		3,259	3,394
Other expense, net		(3,143)	(3,743)
Net income		$106,344	$41,727

Other comprehensive income/ (loss)
Unrealized gain/ (loss) on cash flow hedges	8	$725	$(1,771)
Total other comprehensive income/ (loss)		$725	$(1,771)

Total comprehensive income		$107,069	$39,956

	Three Month Period Ended March 31, 2026	Three Month Period Ended March 31, 2025
Net income	(unaudited)	(unaudited)
Common Unitholders	$104,111	$40,851
General Partner	2,233	876
Net income	$106,344	$41,727

	Three Month Period Ended March 31, 2026	Three Month Period Ended March 31, 2025
Earnings per unit (see Note 13):	(unaudited)	(unaudited)
Earnings per common unit, basic	$3.64	$1.38
Earnings per common unit, diluted	$3.64	$1.38

See unaudited notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

		Three Month Period Ended March 31, 2026	Three Month Period Ended March 31, 2025
	Notes	(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net income		$106,344	$41,727
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4, 5	81,657	78,645
Amortization of unfavorable lease terms	5	(2,645)	(2,880)
Other non-cash adjustments		(14,560)	1,177
Amortization of operating lease assets/ liabilities	14	(185)	(186)
Amortization and write-off of deferred finance costs	7	1,806	1,672
(Gain)/ loss on sale of vessels, net	4	(8,584)	5,930
Changes in operating assets and liabilities:
(Increase)/ decrease in accounts receivable		(12,362)	1,209
Decrease in prepaid expenses and other current assets		2,102	2,461
Decrease in amounts due from related parties (including current and non-current portion)	12	—	35,151
Payments for drydock and special survey costs		(19,771)	(31,400)
Decrease in accounts payable		(4,033)	(5,297)
Increase in accrued expenses		7,960	4,846
(Decrease)/ increase in deferred revenue		(10,344)	720
(Decrease)/ increase in amounts due to related parties	12	(742)	22,777
Net cash provided by operating activities		126,643	156,552
INVESTING ACTIVITIES:
Net cash proceeds from sale of vessels	4	29,400	7,536
Other investments	3	452	(9,097)
Deposits for acquisition/ option to acquire vessel	11	(72,700)	(34,361)
Acquisition of/ additions to vessels	4, 12	(119,585)	(98,225)
Net cash used in investing activities		(162,433)	(134,147)
FINANCING ACTIVITIES:
Cash distributions paid	13	(1,461)	(1,511)
Repayment of long-term debt, finance lease and financial liabilities	6	(118,755)	(77,588)
Payments of deferred finance costs	6	(760)	(1,585)
Proceeds from long-term debt, finance lease and financial liabilities	6	175,195	90,054
Acquisition of treasury units	9	(10,239)	(10,000)
Net cash provided by/ (used in) financing activities		43,980	(630)
Increase in cash, cash equivalents and restricted cash		8,190	21,775
Cash, cash equivalents and restricted cash, beginning of period		402,969	299,789
Cash, cash equivalents and restricted cash, end of period		$411,159	$321,564

	Three Month Period Ended March 31, 2026	Three Month Period Ended March 31, 2025
	(unaudited)	(unaudited)
Supplemental disclosures of cash flow information
Cash interest paid	$27,837	$33,409
Non-cash investing activities
Deposits for acquisition/ option to acquire vessel	$66,525	$237,134
Acquisition of/ additions to vessels	$(102,466)	$(237,134)

See unaudited notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	Limited Partners				Accumulated	Total
	General Partner		Common Unitholders		Other Comprehensive	Partners’
	Units	Amount	Units	Amount	Loss	Capital
Balance December 31, 2025	622,296	$59,201	28,665,121	$3,283,806	$(2,261)	$3,340,746
Cash distribution paid ($0.05 per unit — see Note 13)	—	(31)	—	(1,430)	—	(1,461)
Acquisition of treasury units (see Note 9)	—	—	(165,227)	(10,239)	—	(10,239)
Other comprehensive income (see Note 8)	—	—	—	—	725	725
Net income	—	2,233	—	104,111	—	106,344
Balance March 31, 2026	622,296	$61,403	28,499,894	$3,376,248	$(1,536)	$3,436,115

	Limited Partners				Accumulated	Total
	General Partner		Common Unitholders		Other Comprehensive	Partners’
	Units	Amount	Units	Amount	Loss	Capital
Balance December 31, 2024	622,296	$53,333	29,694,433	$3,053,295	$—	$3,106,628
Cash distribution paid ($0.05 per unit — see Note 13)	—	(31)	—	(1,480)	—	(1,511)
Acquisition of treasury units (see Note 9)	—	—	(236,459)	(10,000)	—	(10,000)
Other comprehensive loss (see Note 8)	—	—	—	—	(1,771)	(1,771)
Net income	—	876	—	40,851	—	41,727
Balance March 31, 2025	622,296	$54,178	29,457,974	$3,082,666	$(1,771)	$3,135,073

See unaudited notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 1 – DESCRIPTION OF BUSINESS

Navios Maritime Partners L.P. (“Navios Partners” or the “Company”), is an international owner and operator of dry cargo and tanker vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands.

Navios Partners is engaged in the seaborne transportation services of a wide range of liquid and dry cargo commodities including crude oil, refined petroleum products, iron ore, coal, grain, fertilizer and containers, chartering its vessels under short-term, medium-term and longer-term charters. The operations of Navios Partners are managed by Navios Shipmanagement Inc. and its affiliates (the “Manager”), which are entities affiliated with the Company’s Chairwoman and Chief Executive Officer (see Note 12 – Transactions with related parties and affiliates).

As of March 31, 2026, there were outstanding 28,499,894 common units and 622,296 general partnership units. Angeliki Frangou, our Chief Executive Officer and Chairwoman beneficially owned an approximately 17.7% common interest of the total outstanding common units, consisting of 5,053,090 common units held directly or indirectly through entities affiliated with her. In addition, an entity affiliated with Angeliki Frangou beneficially owned 622,296 general partnership units, representing an approximately 2.1% ownership interest in Navios Partners based on all outstanding common units and general partnership units (see Note 12 – Transactions with related parties and affiliates).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)
Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Partners’ consolidated balance sheets, statements of partners’ capital, statements of comprehensive income and cash flows for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Partners’ annual report for the year ended December 31, 2025 filed on Form 20-F on March 12, 2026 (the “Annual Report”) with the U.S. Securities and Exchange Commission (“SEC”).

Based on internal forecasts and projections that take into account reasonably possible changes in the Company’s trading performance, management believes that the Company has adequate financial resources, including cash from sale of vessels (see Note 4 – Vessels, net and Note 15 – Subsequent events) and undrawn amounts available under credit facilities, to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least 12 months from the date of issuance of these condensed consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

(b)
Principles of consolidation: The accompanying interim condensed consolidated financial statements include Navios Partners’ wholly owned subsidiaries from their dates of incorporation or from the date of acquiring control or, for chartered-in vessels, from the dates charter-in agreements were in effect. All significant inter-company balances and transactions have been eliminated in Navios Partners’ condensed consolidated financial statements.

Navios Partners also consolidates entities that are determined to be variable interest entities (“VIE”) as defined in the accounting guidance, if it determines that it is the primary beneficiary. A VIE is defined as a legal entity where either (i) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, (ii) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (iii) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

Subsidiaries: Subsidiaries are those entities in which Navios Partners has an interest of more than one half of the voting rights.

A discussion of the Company’s significant accounting policies can be found in Note 2 – Summary of significant accounting policies to the Company’s consolidated financial statements included in the Annual Report. There have been no material changes to these policies in the three month period ended March 31, 2026.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

(c)
Revenue and Expense Recognition:

Revenue from time chartering and bareboat chartering

Revenues from time chartering and bareboat chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average lease revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non-lease components will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. Revenue from time chartering and bareboat chartering of vessels amounted to $315,802 and $292,055 for the three month periods ended March 31, 2026 and 2025, respectively.

Revenue from voyage charters

Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. In accordance with ASC 606, the Company recognizes revenue ratably from port of loading to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. Revenue from voyage contracts amounted to $26,997 and $5,230 for the three month periods ended March 31, 2026 and 2025, respectively.

Revenue from pooling arrangements

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable-rate operating leases under the scope of ASC 842 and is recognized for the applicable period when collectability is reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool; however, such changes are not expected to be material. The Company recognizes net pool revenue on a monthly and quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report. Revenue from vessels operating in pooling arrangements amounted to $14,208 and $6,827 for the three month periods ended March 31, 2026 and 2025, respectively.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Recent Accounting Pronouncements:

These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in Navios Partners’ Annual Report.

NOTE 3 – CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AND OTHER INVESTMENTS

	March 31, 2026	December 31, 2025
Cash and cash equivalents	$410,968	$402,783
Restricted cash	191	186
Total cash and cash equivalents and restricted cash	$411,159	$402,969

Restricted cash relates to amounts held in retention accounts in order to service debt and interest payments, as required by certain of the Company’s credit facilities and financial liabilities.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and cash equivalents in excess of government-provided insurance limits. Navios Partners also mitigates exposure to credit risk by dealing with a diversified group of major financial institutions.

Other investments consist of time deposits with original maturities of greater than three months and less than 12 months. As of March 31, 2026 and December 31, 2025, other investments amounted to $10,031 and $10,483, respectively.

NOTE 4 – VESSELS, NET

Total Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2025	$5,359,878	$(970,010)	$4,389,868
Additions/ (Depreciation)	222,051	(56,288)	165,763
Disposals/ Impairment/ Transfers to owned vessels	(120,379)	18,895	(101,484)
Balance March 31, 2026	$5,461,550	$(1,007,403)	$4,454,147

The above balances as of March 31, 2026 are analyzed in the following tables:

Owned Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2025	$4,883,853	$(924,547)	$3,959,306
Additions/ (Depreciation)	222,051	(52,669)	169,382
Disposals/ Impairment	(27,633)	6,817	(20,816)
Balance March 31, 2026	$5,078,271	$(970,399)	$4,107,872

Right-of-use assets under finance lease	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2025	$476,025	$(45,463)	$430,562
Additions/ (Depreciation)	—	(3,619)	(3,619)
Transfers to owned vessels	(92,746)	12,078	(80,668)
Balance March 31, 2026	$383,279	$(37,004)	$346,275

During the three month periods ended March 31, 2026 and 2025, the Company capitalized certain fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation, exhaust gas cleaning system installation and other improvements, that amounted to $419 and $9,120, respectively, and are presented under the caption “Acquisition of/ additions to vessels” in the condensed Consolidated Statements of Cash Flows (see Note 12 – Transactions with related parties and affiliates).

Acquisition of Vessels

2026

During the three month period ended March 31, 2026, Navios Partners took delivery of two 2026-built Aframax/LR2 tanker vessels, from an unrelated third party, for an aggregate acquisition cost of $140,555 (including $18,055 capitalized expenses).

During the three month period ended March 31, 2026, Navios Partners paid an aggregate amount of $45,136 to acquire from unrelated third parties three Kamsarmax vessels, which were previously accounted for as right-of-use assets under finance leases. The Company derecognized the right-of-use assets under the finance leases and recognized the vessels at an aggregate cost of $81,077.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

2025

During the three month period ended March 31, 2025, Navios Partners took delivery of three 2025-built vessels (two 7,700 TEU containerships and one Aframax/LR2 tanker vessel), from unrelated third parties, for an aggregate acquisition cost of $326,239 (including $32,561 capitalized expenses).

Sale of Vessels

2026

During the three month period ended March 31, 2026, Navios Partners sold a 2008-built 4,730 TEU containership to an unrelated third party for a net sale price of $29,400. Following the sale of the above vessel and the intention to sell a 2006-built Panamax of 75,356 dwt, as discussed below, an aggregate gain of $8,584 is presented under the caption “Gain/ (loss) on sale of vessels, net” in the condensed Consolidated Statements of Comprehensive Income. This amount includes an impairment loss of $1,319 recognized during the first quarter of 2026 in connection with the intention to sell the 2006-built Panamax of 75,356 dwt, which is expected to be completed during the second quarter of 2026.

2025

During the three month period ended March 31, 2025, Navios Partners sold a 2005-built Panamax vessel of 76,801 dwt to an unrelated third party for a net sale price of $7,536. Following the sale of the above vessel and the committed sale of a 2006-built Panamax of 76,596 dwt, as discussed below, an aggregate loss of $5,930 (including the remaining carrying balance of drydock and special survey cost of $610) is presented under the caption “Gain/ (loss) on sale of vessels, net” in the condensed Consolidated Statements of Comprehensive Income. This amount includes an impairment loss of $3,790 in connection with the committed sale of the 2006-built Panamax of 76,596 dwt.

Vessels “agreed to be sold”

2026

During the three month period ended March 31, 2026, Navios Partners agreed to sell a 2009-built VLCC tanker of 296,945 dwt, a 2011-built VLCC tanker of 297,491 dwt and a 2010-built post-panamax vessel of 93,062 dwt, to unrelated third parties. The aggregate gross sale price of the above vessels amounted to $148,850. The Company has performed an assessment based on provisions of ASC 360 and concluded that the held for sale criteria were not met and the vessels were not classified as held for sale as of March 31, 2026. All sales were completed in April 2026 except for the sale of the 2009-built VLCC tanker, which is expected to be completed during the second quarter of 2026.

2025

During the three month period ended March 31, 2025, Navios Partners agreed to sell a 2006-built Panamax of 76,596 dwt and a 2007-built 2,741 TEU containership, to unrelated third parties. The aggregate gross sale price of the above vessels amounted to $26,800. As of March 31, 2025, the 2006-built Panamax of 76,596 dwt was not subject to an existing time charter with any charterer and was immediately available for sale and the management had committed to a plan to sell the vessel within the next 12 months. As of March 31, 2025, the above vessel was classified as held for sale, according to the provisions of ASC 360, as the relevant criteria for the classification were met and it was presented under the caption “Assets held for sale” in the condensed Consolidated Balance Sheets, measured at the lower of carrying value and fair value less costs to sell (see Note 8 – Fair value of financial instruments). The inventories associated with the vessel held for sale of $510 were presented under the caption “Assets held for sale” in the condensed Consolidated Balance Sheets. For the other vessel, the Company has performed an assessment based on provisions of ASC 360 and concluded that the held for sale criteria were not met and the vessel was not classified as held for sale as of March 31, 2025. The sales of the vessels were completed in the second quarter of 2025.

Vessels impairment loss

2026

As at March 31, 2026, Navios Partners assessed whether impairment indicators for any of its long-lived assets existed and concluded that such indicators were present for a 2006-built Panamax of 75,356 dwt, mainly due to the Company’s intention to sell the vessel. As at March 31, 2026, a recoverability test for this vessel was performed and an impairment loss of $1,319 was recognized, as the carrying amount of the asset group was not recoverable since it exceeded its fair value (see Note 8 – Fair value of financial instruments).

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

2025

As at March 31, 2025, Navios Partners assessed whether impairment indicators for any of its long-lived assets existed and concluded that no such indicators were present. During the three month period ended March 31, 2025, an impairment loss of $3,790 was recognized in connection with the committed sale of the 2006-built Panamax of 76,596 dwt, which was completed in April 2025, as the carrying amount of the asset group was not recoverable and exceeded its fair value less costs to sell (see Note 8 – Fair value of financial instruments), as described above.

NOTE 5 – INTANGIBLE ASSETS AND LIABILITIES

Intangible assets as of March 31, 2026 and December 31, 2025 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Favorable lease terms December 31, 2025	$165,230	$(161,997)	$3,233
Amortization	—	(1,550)	(1,550)
Favorable lease terms March 31, 2026	$165,230	$(163,547)	$1,683

Amortization expense of favorable lease terms for each of the periods ended March 31, 2026 and 2025 is presented in the following table:

	Three Month Period Ended March 31, 2026	Three Month Period Ended March 31, 2025
Amortization	$(1,550)	$(4,440)
Total	$(1,550)	$(4,440)

The remaining net book value of the intangible asset of $1,683 as of March 31, 2026 is expected to be fully amortized during 2026.

Intangible assets subject to amortization are amortized using the straight-line method over their estimated useful lives to their estimated residual value of zero. As of March 31, 2026, the weighted average useful life of the remaining favorable lease term was 0.3 years.

Intangible liabilities as of March 31, 2026 and December 31, 2025 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Unfavorable lease terms December 31, 2025	$231,407	$(227,821)	$3,586
Amortization	—	(2,645)	(2,645)
Unfavorable lease terms March 31, 2026	$231,407	$(230,466)	$941

Amortization income of unfavorable lease terms for each of the periods ended March 31, 2026 and 2025 is presented in the following table:

	Three Month Period Ended March 31, 2026	Three Month Period Ended March 31, 2025
Unfavorable lease terms	$2,645	$2,880
Total	$2,645	$2,880

The remaining net book value of the intangible liabilities of $941 as of March 31, 2026 is expected to be fully amortized during 2026.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Intangible liabilities subject to amortization are amortized using straight-line method over their estimated useful lives to their estimated residual value of zero. As of March 31, 2026, the weighted average useful life of the remaining unfavorable lease terms was 0.1 years.

NOTE 6 – BORROWINGS

Borrowings as of March 31, 2026 and December 31, 2025 consisted of the following:

	March 31, 2026	December 31, 2025
Credit facilities	$1,136,079	$1,124,761
Financial liabilities	481,348	432,477
Finance lease liabilities	281,382	329,860
Senior unsecured bonds	300,000	300,000
Total borrowings	$2,198,809	$2,187,098
Less: Current portion of long-term borrowings, net	(203,513)	(277,365)
Less: Deferred finance costs, net	(27,646)	(27,512)
Long-term borrowings, net	$1,967,650	$1,882,221

As of March 31, 2026, the total borrowings, net of deferred finance costs were $2,171,163.

Credit Facilities

NORDEA BANK ABP: On October 6, 2025, Navios Partners entered into a credit facility with Nordea Bank ABP for a total amount of up to $68,000 for working capital purposes and to refinance the existing indebtedness of four of its vessels (divided into four tranches). During the year ended December 31, 2025, the amount of $41,000 in relation to the first two tranches was drawn. In March 2026, the amount of $13,750 in relation to the fourth tranche was drawn. As of March 31, 2026, the total outstanding balance was $52,750 and the third tranche remained undrawn. The credit facility matures five years after each drawdown date and bears interest at Compounded Secured Overnight Financing Rate (“Compounded SOFR”) plus 150 bps per annum.

KFW IPEX-BANK GMBH: On March 18, 2025, Navios Partners entered into an export credit agency-backed facility with KFW IPEX BANK GMBH for a total amount of up to $151,502 (including insurance premium) in order to finance part of the acquisition cost of two newbuilding 7,900 TEU containerships, currently under construction. During the year ended December 31, 2025 and in January 2026, the amounts of $45,502 and $42,400, respectively, were drawn. As of March 31, 2026, the total outstanding balance was $87,902 and $63,600 remains to be drawn. The credit facility matures 12 years after the delivery date of each vessel and bears interest at Compounded SOFR plus 124 bps per annum.

NATIONAL BANK OF GREECE S.A.: On September 19, 2024, Navios Partners entered into a credit facility with National Bank of Greece S.A. for a total amount of up to $130,000 (divided into two tranches) in order to refinance the existing indebtedness of six of its vessels (tranche A) and to finance part of the acquisition cost of one Aframax/ LR2 newbuilding tanker vessel (tranche B). During the year ended December 31, 2024, the amount of $81,218 in relation to tranche A was drawn. During the year ended December 31, 2025, in relation to the delivery of the 2025-built Aframax/ LR2 of 115,812 dwt, the amount of $45,000 was drawn (tranche B) and in relation to the sale of a 2010-built VLCC of 296,988 dwt, the amount of $15,365 was prepaid. In March 2026, in relation to the sale of a 2008-built 4,730 TEU containership, the amount of $7,121 was prepaid. In April 2026, in relation to the sale of a 2011-built VLCC of 297,491 dwt, the amount of $17,205 was prepaid. As of March 31, 2026, the total outstanding balance was $82,931. The credit facility matures five years after each drawdown date and bears interest at Term Secured Overnight Financing Rate (“Term SOFR”) (with an option to switch to Compounded SOFR) plus 175 bps per annum and 150 bps per annum for tranche A and tranche B, respectively.

Financial Liabilities

In January 2026, Navios Partners entered into sale and leaseback agreements of $36,000 with unrelated third parties for three of its vessels. Navios Partners has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

as a financial liability. In January 2026, the full amount was drawn. The sale and leaseback agreements mature in the first quarter of 2031 and bear interest at Term SOFR plus 190 bps per annum. As of March 31, 2026, the outstanding balance under the sale and leaseback agreements was $36,000.

In November 2023, Navios Partners entered into sale and leaseback agreements of $175,600 with unrelated third parties in order to finance the acquisition of two 5,300 TEU newbuilding containerships and two Aframax/LR2 newbuilding tanker vessels. Navios Partners has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, Navios Partners did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. During the year ended December 31, 2024, the Company drew a total amount of $131,750 in relation to the deliveries of three vessels, and during the year ended December 31, 2025, the remaining amount of $43,850 was drawn in relation to the delivery of the 2025-built Aframax/LR2 tanker vessel of 115,807 dwt. During the fourth quarter of 2025, Navios Partners amended its existing sale and leaseback agreements, prepaid an outstanding balance of $82,480 and released the two Aframax/LR2 tanker vessels from the sale and leaseback agreements. Under this amendment, in January 2026, Navios Partners entered into sale and leaseback agreements of $90,000 in order to finance the acquisition of two additional Αframax/LR2 newbuilding tanker vessels. During the first quarter of 2026, in relation to the delivery of the 2026-built Aframax/LR2 tanker vessel of 116,998 dwt, the amount of $45,000 was drawn. The sale and leaseback agreements mature ten and nine years after the delivery date of the containerships and tanker vessels, respectively, and bear interest at Term SOFR plus 200 bps per annum. As of March 31, 2026, the outstanding balance under the sale and leaseback agreements was $126,375 and $45,000 remains to be drawn.

In May 2023, Navios Partners entered into sale and leaseback agreements of $178,000 with unrelated third parties in order to finance the acquisition of two 5,300 TEU newbuilding containerships and two Aframax/LR2 newbuilding tanker vessels. Navios Partners has a purchase option to acquire the vessels at the end of the lease term and given the fact that such exercise price is not equal to the expected fair value of each asset at the end of the lease term, under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. During the year ended December 31, 2024, following the deliveries of the four vessels, the full amount was drawn. In September 2025, Navios Partners amended its existing sale and leaseback agreements. Following this amendment, Navios Partners exercised the early purchase option for the two Aframax/LR2 tanker vessels and prepaid the amount of $81,315. Under this amendment, Navios Partners also entered into sale and leaseback agreements of $89,000 in order to finance part of the acquisition cost of two additional Aframax/LR2 newbuilding tanker vessels, one of which is currently under construction. During the year ended December 31, 2025 and in March 2026, the amounts of $6,455 and $38,045, respectively, were drawn in relation to the delivery of the 2026-built Aframax/LR2 tanker vessel of 116,934 dwt. The sale and leaseback agreements mature ten years after the delivery date of each vessel and bear interest at Term SOFR plus 210 bps per annum. As of March 31, 2026, the outstanding balance under the sale and leaseback agreements was $117,215 and $44,500 remains to be drawn.

In December 2021, Navios Maritime Holdings Inc. (“Navios Holdings”) entered into a sale and leaseback agreement with an unrelated third party for $19,000 in order to finance a Capesize vessel. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. Following the successful placement of the $300,000 of senior unsecured bonds in the Nordic bond market due November 2030 (the “2030 Bonds”), during the fourth quarter of 2025, the Company declared its option to acquire the vessel. During the first quarter of 2026, following the acquisition of the vessel, the outstanding balance under the sale and leaseback agreement of $8,622 was fully prepaid.

In December 2021, Navios Holdings entered into a sale and leaseback agreement with an unrelated third party for $20,000 in order to finance a Capesize vessel. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. Following the successful placement of the 2030 Bonds, during the fourth quarter of 2025, the Company declared its option to acquire the vessel. During the first quarter of 2026, following the acquisition of the vessel, the outstanding balance under the sale and leaseback agreement of $8,675 was fully prepaid.

In February 2020, Navios Holdings entered into a sale and leaseback agreement with an unrelated third party for $35,000 in order to finance a Capesize vessel. Navios Partners has a purchase option to acquire the vessel at the end of the lease term and given the fact that such exercise price is not equal to the expected fair value of the asset at the end of the lease term, under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did

NAVIOS MARITIME PARTNERS L.P.

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(Expressed in thousands of U.S. Dollars except unit and per unit data)

not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. Following the successful placement of the 2030 Bonds, during the fourth quarter of 2025, the Company declared its option to acquire the vessel. During the first quarter of 2026, following the acquisition of the vessel, the outstanding balance under the sale and leaseback agreement of $17,936 was fully prepaid.

In November 2019, Navios Holdings entered into a sale and leaseback agreement with an unrelated third party for $33,000 in order to finance a Capesize vessel. Navios Partners has a purchase option to acquire the vessel at the end of the lease term and given the fact that such exercise price is not equal to the expected fair value of the asset at the end of the lease term, under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. Following the successful placement of the 2030 Bonds, during the fourth quarter of 2025, the Company declared its option to acquire the vessel. During the first quarter of 2026, following the acquisition of the vessel, the outstanding balance under the sale and leaseback agreement of $16,709 was fully prepaid.

On March 31, 2018, Navios Maritime Acquisition Corporation (“Navios Acquisition”) entered into sale and leaseback agreements of $71,500 with unrelated third parties to refinance the outstanding balance of the existing facility on four product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was accounted for as a failed sale. In accordance with ASC 842-40, Navios Acquisition did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. In April 2018, Navios Acquisition drew $71,500 under this agreement. During the year ended December 31, 2025, following the prepayment of their outstanding balance of $18,776, three vessels were released from the sale and leaseback agreements. In January 2026, the outstanding balance under the sale and leaseback agreement of $6,162 was fully prepaid and refinanced.

Finance Lease Liabilities

On July 29, 2022, Navios Partners took delivery of the Navios Magellan II, a 2020-built Kamsarmax vessel of 82,037 dwt, for a remaining eight-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability amounting to $19,385 based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. Following the successful placement of the 2030 Bonds, during the fourth quarter of 2025, the Company declared its option to acquire the vessel and remeasured the finance lease liability. The finance lease liability recognized at the date of remeasurement was increased by $927. The corresponding right-of-use asset under finance lease was adjusted upon remeasurement of the finance lease liability. During the first quarter of 2026, following the acquisition of the vessel, the Company prepaid in full the outstanding balance of the finance lease liability as of that date (see Note 4 – Vessels, net).

On July 29, 2022, Navios Partners took delivery of the Navios Uranus, a 2019-built Kamsarmax vessel of 81,821 dwt, for a remaining seven-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability amounting to $17,607, based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. During the first quarter of 2026, the Company declared its option to acquire the vessel and prepaid in full the outstanding balance of the finance lease liability as of that date (see Note 4 – Vessels, net).

On July 29, 2022, Navios Partners took delivery of the Navios Felicity I, a 2020-built Kamsarmax vessel of 81,962 dwt, for a remaining seven-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability amounting to $17,473, based on the net present value of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 6%. Following the successful placement of the 2030 Bonds, during the fourth quarter of 2025, the Company declared its option to acquire the vessel and remeasured the finance lease liability. The finance lease liability recognized at the date of remeasurement was increased by $1,477. The corresponding right-of-use asset under finance lease was adjusted

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(Expressed in thousands of U.S. Dollars except unit and per unit data)

upon remeasurement of the finance lease liability. During the first quarter of 2026, following the acquisition of the vessel, the Company prepaid in full the outstanding balance of the finance lease liability as of that date (see Note 4 – Vessels, net).

Based on management estimates and market conditions, the lease term of the leases is being assessed at each balance sheet date. At lease commencement, the Company determines a discount rate to calculate the present value of the lease payments so that it can determine lease classification and measure the lease liability. In determining the discount rate to be used at lease commencement, the Company used its incremental borrowing rate as there was no implicit rate included in charter-in contracts that could be readily determinable. The incremental borrowing rate is the rate that reflects the interest a lessee would have to pay to borrow funds on a collateralized basis over a similar term and in a similar economic environment.

For the three month periods ended March 31, 2026 and 2025, payments related to the finance lease liabilities amounted to $3,749 and $4,117, respectively, and are presented under the caption “Repayment of long-term debt, finance lease and financial liabilities” in the condensed Consolidated Statements of Cash Flows.

Covenants and Other Terms of Credit Facilities, Bonds and Financial Liabilities

The credit facilities, certain financial liabilities and the 2030 Bonds contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Angeliki Frangou’s or her affiliates’ ownership in Navios Partners of at least 5.0%; and subordinating the obligations under the credit facilities to any general and administrative costs related to the vessels and the payables under the Master Management Agreement (as defined herein).

The Company’s credit facilities, the 2030 Bonds and certain financial liabilities also require compliance with a number of financial covenants, including to maintain: (i) a required security ranging over 120% to 143%; (ii) minimum free consolidated liquidity in an amount equal to $500 per owned vessel and a number of vessels as defined in the Company’s credit facilities, bonds and financial liabilities; (iii) a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) a ratio of total liabilities or total debt to total assets (as defined in the Company’s credit facilities, bonds and financial liabilities) ranging from less than 0.75 to 0.80; (v) a minimum net worth of $135,000; and (vi) a debt service cover ratio (as defined in the Company’s credit facility) of at least 1.00:1.00.

It is an event of default under the credit facilities, the 2030 Bonds and certain financial liabilities if such covenants are not complied with in accordance with the terms and subject to the prepayments or cure provisions of the financing agreements.

As of March 31, 2026, Navios Partners was in compliance with the financial covenants and/or the prepayments and/or the cure provisions, as applicable, in each of its credit facilities, the 2030 Bonds and certain financial liabilities.

The annualized weighted average interest rates of the Company’s total borrowings for the three month periods ended March 31, 2026 and 2025, were 5.8% and 6.3%, respectively.

The maturity table below reflects the principal payments for the next five 12-month periods and thereafter of all borrowings of Navios Partners outstanding as of March 31, 2026, based on the repayment schedules of the respective credit facilities, the 2030 Bonds, financial liabilities and finance lease liabilities.

Period	Amount
2027	$208,329
2028	234,230
2029	260,204
2030	210,700
2031	524,908
2032 and thereafter	760,438
Total	$2,198,809

NOTE 7 – INTEREST EXPENSE AND FINANCE COST, NET

Interest expense and finance cost, net for the three month periods ended March 31, 2026 and 2025 consisted of the following:

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	Three Month Period Ended March 31, 2026	Three Month Period Ended March 31, 2025
Interest expense incurred on credit facilities and financial liabilities	$21,078	$29,375
Interest expense incurred on finance lease liabilities	4,836	5,415
Interest expense incurred on senior unsecured bonds	5,877	—
Interest expense capitalized related to deposits for vessel acquisitions	(5,163)	(3,879)
Amortization and write-off of deferred finance costs	1,806	1,672
Discount effect of long-term assets and other finance costs	2,165	927
Total interest expense and finance cost, net	$30,599	$33,510

Interest expense incurred on deposits for vessel acquisitions was initially capitalized under the caption “Deposits for vessel acquisitions” in the condensed Consolidated Balance Sheets.

NOTE 8 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of many of Navios Partners’ financial instruments, including accounts receivable and accounts payable approximate their fair value due primarily to the short-term maturity of the related instruments.

Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the condensed Consolidated Balance Sheets for interest bearing deposits approximate their fair value because of the short maturity of these deposits.

Restricted cash: The carrying amounts reported in the condensed Consolidated Balance Sheets for interest bearing deposits approximate their fair value because of the short maturity of these deposits.

Other investments: The carrying amounts reported in the condensed Consolidated Balance Sheets for interest bearing deposits approximate their fair value because of the short maturity of these deposits.

Amounts due from related parties, short-term: The carrying amount of due from related parties, short-term reported in the condensed Consolidated Balance Sheets approximates its fair value due to the short-term nature of these receivables.

Amounts due from related parties, long-term: The carrying amount of due from related parties, long-term reported in the condensed Consolidated Balance Sheets approximates its fair value as it represents the net present value of the related receivable.

Amounts due to related parties, short-term: The carrying amount of due to related parties, short-term reported in the condensed Consolidated Balance Sheets approximates its fair value due to the short-term nature of these payables.

Senior unsecured bonds, net: The book value has been adjusted to reflect the net presentation of deferred finance costs. The 2030 Bonds are a fixed-rate borrowing and its carrying value approximates its fair value.

Credit facilities and financial liabilities, including current portion, net: The book value has been adjusted to reflect the net presentation of deferred finance costs. The outstanding balance of the floating rate credit facilities and financial liabilities continues to approximate its fair value, excluding the effect of any deferred finance costs.

Fair value of derivatives, including current portion: The carrying amounts reported in the condensed Consolidated Balance Sheets for interest rate swap agreements represent their fair value.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The estimated fair values of the Navios Partners’ financial instruments are as follows:

	March 31, 2026		December 31, 2025
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$410,968	$410,968	$402,783	$402,783
Restricted cash	$191	$191	$186	$186
Other investments	$10,031	$10,031	$10,483	$10,483
Amounts due from related parties, short-term	$1,839	$1,839	$1,720	$1,720
Amounts due from related parties, long-term	$7,142	$7,142	$7,142	$7,142
Amounts due to related parties, short-term	$(22,743)	$(22,743)	$(23,484)	$(23,484)
Senior unsecured bonds, net	$(294,433)	$(302,697)	$(294,392)	$(299,814)
Credit facilities and financial liabilities, including current portion, net	$(1,595,348)	$(1,617,427)	$(1,535,334)	$(1,557,238)
Fair value of derivatives, including current portion	$(1,536)	$(1,536)	$(2,261)	$(2,261)

Fair Value Measurements

The estimated fair value of the Company’s financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that the Company has the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of March 31, 2026 and December 31, 2025.

	Fair Value Measurements as at March 31, 2026
	Total	Level I	Level II	Level III
Cash and cash equivalents	$410,968	$410,968	$—	$—
Restricted cash	$191	$191	$—	$—
Other investments	$10,031	$10,031	$—	$—
Amounts due from related parties, short-term	$1,839	$—	$1,839	$—
Amounts due from related parties, long-term	$7,142	$—	$7,142	$—
Amounts due to related parties, short-term	$(22,743)	$—	$(22,743)	$—
Senior unsecured bonds, net	$(302,697)	$(302,697)	$—	$—
Credit facilities and financial liabilities, including current portion, net (1)	$(1,617,427)	$—	$(1,617,427)	$—

	Fair Value Measurements as at December 31, 2025
	Total	Level I	Level II	Level III
Cash and cash equivalents	$402,783	$402,783	$—	$—
Restricted cash	$186	$186	$—	$—
Other investments	$10,483	$10,483	$—	$—
Amounts due from related parties, short-term	$1,720	$—	$1,720	$—
Amounts due from related parties, long-term	$7,142	$—	$7,142	$—
Amounts due to related parties, short-term	$(23,484)	$—	$(23,484)	$—
Senior unsecured bonds, net	$(299,814)	$(299,814)	$—	$—
Credit facilities and financial liabilities, including current portion, net (1)	$(1,557,238)	$—	$(1,557,238)	$—

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UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

(1)
The fair value of the Company’s credit facilities and financial liabilities is estimated based on currently available credit facilities, financial liabilities, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.

As at March 31, 2026 and 2025, the estimated fair value of the Company’s vessels measured at fair value on a non-recurring basis, was based on the concluded sale prices and was categorized based upon the fair value hierarchy as follows:

	Fair Value Measurements as at March 31, 2026
	Total	Level I	Level II	Level III
Vessels, net	$10,088	$—	$10,088	$—

	Fair Value Measurements as at March 31, 2025
	Total	Level I	Level II	Level III
Vessel held for sale	$8,051	$—	$8,051	$—

Derivative Instruments

In February 2025, Navios Partners entered into interest rate swaps with a commercial bank for a notional amount of $87,860 (the “Swap Transaction”) to hedge the interest rate of its existing credit facility. Under the terms of the Swap Transaction, Navios Partners pays a fixed rate of 412 bps per annum and receives a floating rate based on the three month average of the daily Compounded SOFR. No additional collateral is required under the terms of the Swap Transaction.

The Swap Transaction is designated as an accounting hedge of the variability in cash flows associated with a forecasted transaction (cash flow hedge) to address the Company’s exposure to variability in expected future cash flows arising from interest rate fluctuations. In accordance with ASC 815, the Company completed the required formal hedge documentation at the inception of the hedging relationship. As a result, the Swap Transaction qualifies for hedge accounting. Changes in the fair value of the Swap Transaction that are determined to be effective are presented under the caption “Accumulated Other Comprehensive Loss” in the condensed Consolidated Balance Sheets and condensed Consolidated Statements of Changes in Partners’ Capital.

As of March 31, 2026 and December 31, 2025, the fair value of the Swap Transaction amounted to a loss of $1,536 and $2,261, respectively. As of March 31, 2026, the amounts of $473 and $1,063 are presented under the captions “Fair value of derivatives, current” and “Fair value of derivatives, non-current”, respectively, in the condensed Consolidated Balance Sheets. As of December 31, 2025, the amounts of $646 and $1,615 are presented under the captions “Fair value of derivatives, current” and “Fair value of derivatives, non-current”, respectively, in the condensed Consolidated Balance Sheets.

The following table presents the terms of the Swap Transaction and the respective fair value amount as of March 31, 2026 and December 31, 2025. The fair value of the Swap Transaction is measured using level II inputs of the fair value hierarchy and is derived principally from, or corroborated by, observable market data, such as interest rate and yield curves.

Derivative liabilities:

Effective date	Termination date	Notional amount on effective date	Fixed rate	Fair value as at March 31, 2026 (Level II)	Fair value as at December 31, 2025 (Level II)
1/27/2025	3/26/2029	$87,860	4.12%	$1,536	$2,261
Total fair value of derivatives, including current portion				$1,536	$2,261

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	Amount recognized in other comprehensive income/ (loss)
	Three Month Period Ended March 31, 2026	Three Month Period Ended March 31, 2025
Unrealized gain/ (loss) on cash flow hedges	$725	$(1,771)
Total other comprehensive income/ (loss)	$725	$(1,771)

As of March 31, 2026 and December 31, 2025, the Company did not hold any interest rate swaps that do not qualify for hedge accounting.

NOTE 9 – REPURCHASES AND ISSUANCE OF UNITS

In July 2022, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $100,000 of the Company’s common units. Common unit repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by Navios Partners’ management based upon market conditions and financial and other considerations, including working capital and planned or anticipated growth opportunities. The program does not require any minimum repurchase or any specific number of common units and may be suspended or reinstated at any time in the Company’s discretion and without notice. The Board of Directors will review the program periodically. As of March 31, 2026, the Company had repurchased 165,227 common units in 2026 and 1,684,494 common units since the commencement of the program, for a total cost of approximately $10,239 and $78,239, respectively. As of May 15, 2026, the Company had repurchased 1,759,769 common units since the commencement of the program, for a total cost of approximately $83,599.

NOTE 10 – INCOME TAXES

The Republic of the Marshall Islands does not impose a tax on international shipping income. Under the laws of the countries of the vessel-owning subsidiaries’ incorporation and/or redomiciliation and/or vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes, which have been included in vessel expenses in the accompanying condensed Consolidated Statements of Comprehensive Income.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece on the basis of the applicable licensing regime are subject to tax liability towards the Greek state, which is calculated on the basis of the relevant vessel’s tonnage. A tax credit is recognized for tonnage tax (or similar tax) paid abroad, up to the amount of the tax due in Greece.

The owner, the manager and the bareboat charterer or the financial lessee (where applicable) are liable to pay the tax due to the Greek state. The payment of said tax exhausts the tax liability of the foreign ship owning company, the bareboat charterer, the financial lessee (as applicable) and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel outside Greece.

The Company has elected to be treated and is currently treated as a corporation for U.S. federal income tax purposes. As such, the Company is not subject to section 1446 as that section only applies to entities that for U.S. federal income tax purposes are characterized as partnerships.

Pursuant to Section 883 of the Internal Revenue Code of the United States, U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the vessel-owning subsidiaries satisfy these initial criteria.

In addition, these companies must meet an ownership test. The management of Navios Partners believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, management also believes that the ownership test will be satisfied based on the trading volume and ownership of Navios Partners’ units, but no assurance can be given that this will remain so in the future.

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UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Navios Partners is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where Navios Partners believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. Management believes the ultimate disposition of these matters will be immaterial individually and in the aggregate to Navios Partners’ financial position, results of operations or liquidity.

In December 2022, Navios Partners agreed to acquire two newbuilding Japanese MR2 Product Tanker vessels, from an unrelated third party, under bareboat contracts. Each vessel is being bareboat-in for ten years. Navios Partners has the option to acquire the vessels starting at the end of year four until the end of the charter period. On September 25, 2025 and April 28, 2026, Navios Partners took delivery of the Nave Ohana and the Nave Hina, respectively. Navios Partners agreed to pay in total $18,000, representing a deposit for the option to acquire the vessels after the end of the fourth year. Through December 31, 2025, the aggregate amount of $13,500 in relation to the deposit for the option to acquire the two vessels and the delivery of the one vessel, was paid. As of March 31, 2026, the total amount of $7,233, including capitalized expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

During the second quarter of 2023, Navios Partners agreed to acquire two newbuilding Japanese MR2 Product Tanker vessels, from an unrelated third party, under bareboat contracts. Each vessel is being bareboat-in for ten years. Navios Partners has the option to acquire the vessels starting at the end of year four until the end of the charter period. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2026. Navios Partners agreed to pay in total $18,000, representing a deposit for the option to acquire the vessels after the end of the fourth year. Through December 31, 2025, the aggregate amount of $9,000 in relation to the deposit for the option to acquire the two vessels, was paid. As of March 31, 2026, the total amount of $13,702, including capitalized expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

In August 2023, Navios Partners agreed to acquire two newbuilding Japanese MR2 Product Tanker vessels, from an unrelated third party, under bareboat contracts. Each vessel is being bareboat-in for ten years. Navios Partners has the option to acquire the vessels starting at the end of year four until the end of the charter period. The vessels are expected to be delivered into Navios Partners’ fleet during the first half of 2027. Navios Partners agreed to pay in total $20,000, representing a deposit for the option to acquire the vessels after the end of the fourth year. Through December 31, 2025, the aggregate amount of $10,000 in relation to the deposit for the option to acquire the two vessels, was paid. As of March 31, 2026, the total amount of $14,640, including capitalized expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

During the third quarter of 2023, Navios Partners agreed to acquire four 115,000 dwt Aframax/LR2 newbuilding scrubber-fitted tanker vessels, from an unrelated third party, for a purchase price of $61,250 each (plus $3,300 per vessel in additional features). On February 5, 2026, March 19, 2026 and April 28, 2026, Navios Partners took delivery of the Nave Anthos, the Nave Amaryllis and the Nave Equator, respectively. The remaining vessel is expected to be delivered into Navios Partners’ fleet during the second half of 2026. Navios Partners agreed to pay in total $27,562, plus extras in four installments for each vessel and the remaining amount of $33,688 plus extras for each vessel will be paid upon delivery of each vessel. Through December 31, 2025, the aggregate amount of $104,125 was paid. During the three month period ended March 31, 2026, the aggregate amount of $67,375 in relation to the deliveries of the two vessels, was paid. As of March 31, 2026, the total amount of $49,000 is presented under the caption “Deposits for vessel acquisitions” in the condensed Consolidated Balance Sheets.

During the first quarter of 2024, Navios Partners agreed to acquire two 115,000 dwt Aframax/LR2 newbuilding scrubber-fitted tanker vessels from an unrelated third party, for a purchase price of $61,250 each (plus $3,300 per vessel in additional features). The vessels are expected to be delivered into Navios Partners’ fleet during the first half of 2027. Navios Partners agreed to pay in total $27,562, plus extras in four installments for each vessel and the remaining amount of $33,688 plus extras for each vessel will be paid upon delivery of each vessel. Through December 31, 2025 and during the three month period ended March 31, 2026, the aggregate amounts of $24,500 and $6,125, respectively, were paid. As of March 31, 2026, the total amount of $30,625 is presented under the caption “Deposits for vessel acquisitions” in the condensed Consolidated Balance Sheets.

During the second quarter of 2024, Navios Partners agreed to acquire two 7,900 TEU newbuilding methanol-ready and scrubber-fitted containerships from an unrelated third party, for a purchase price of $102,750 each (plus $3,250 per vessel in additional features). On May 21, 2026, Navios Partners took delivery of the Navios Cyan. The remaining vessel is expected to be delivered into Navios Partners’ fleet during the second half of 2026. Navios Partners agreed to pay in total $82,200, plus extras in four installments for each vessel and the remaining amount of $20,550 plus extras for each vessel will be paid

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

upon delivery of each vessel. Through December 31, 2025 and during the three month period ended March 31, 2026, the aggregate amounts of $102,750 and $41,100, respectively, were paid. As of March 31, 2026, the total amount of $143,850 is presented under the caption “Deposits for vessel acquisitions” in the condensed Consolidated Balance Sheets.

During the second quarter of 2024, Navios Partners agreed to acquire four 115,000 dwt Aframax/LR2 newbuilding scrubber-fitted tanker vessels from an unrelated third party, for a purchase price of $62,250 (plus $3,300 per vessel in additional features) for each of the first two vessels and a purchase price of $63,000 (plus $3,300 per vessel in additional features) for each of the other two vessels. The vessels are expected to be delivered into Navios Partners’ fleet during 2027 and the first half of 2028. For the first two vessels, Navios Partners agreed to pay in total $34,238, plus extras in four installments for each vessel and the remaining amount of $28,012, plus extras for each vessel will be paid upon delivery of each vessel. For the other two vessels, Navios Partners agreed to pay in total $34,650, plus extras in four installments for each vessel and the remaining amount of $28,350, plus extras for each vessel will be paid upon delivery of each vessel. Through December 31, 2025, the aggregate amount of $68,850 was paid. As of March 31, 2026, the total amount of $68,850 is presented under the caption “Deposits for vessel acquisitions” in the condensed Consolidated Balance Sheets.

During the third quarter of 2024, Navios Partners agreed to acquire two 7,900 TEU newbuilding methanol-ready and scrubber-fitted containerships from an unrelated third party, for a purchase price of $102,750 each (plus $3,250 per vessel in additional features). The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2026 and the first half of 2027. Navios Partners agreed to pay in total $82,200, plus extras in four installments for each vessel and the remaining amount of $20,550, plus extras for each vessel will be paid upon delivery of each vessel. Through December 31, 2025, the aggregate amount of $82,200 was paid. As of March 31, 2026, the total amount of $82,200 is presented under the caption “Deposits for vessel acquisitions” in the condensed Consolidated Balance Sheets.

During the second quarter of 2025, Navios Partners agreed to acquire two 115,000 dwt Aframax/LR2 newbuilding scrubber-fitted tanker vessels from an unrelated third party, for a purchase price of $63,200 each (plus $3,300 per vessel in additional features). The vessels are expected to be delivered into Navios Partners’ fleet during the first half of 2027. Navios Partners agreed to pay in total $31,600, plus extras in four installments for each vessel and the remaining amount of $31,600, plus extras for each vessel will be paid upon delivery of each vessel. Through December 31, 2025 and during the three month period ended March 31, 2026, the aggregate amounts of $18,960 and $12,640, respectively, were paid. As of March 31, 2026, the total amount of $31,600 is presented under the caption “Deposits for vessel acquisitions” in the condensed Consolidated Balance Sheets.

During the third quarter of 2025, Navios Partners agreed to acquire four 8,850 TEU newbuilding methanol-ready and scrubber-fitted containerships from an unrelated third party, for a purchase price of $113,250 each (plus $1,845 per vessel in additional features). The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2027 and the first half of 2028. Navios Partners agreed to pay in total $79,275, plus extras in four installments for each vessel and the remaining amount of $33,975, plus extras for each vessel will be paid upon delivery of each vessel.

During the fourth quarter of 2025, Navios Partners agreed to acquire two Japanese Capesize newbuilding scrubber-fitted vessels from an unrelated third party, under 12-year bareboat-in contracts. Navios Partners has the option to acquire the vessels starting at the end of year four until the end of the charter period. Navios Partners agreed to pay in total $10,000, representing a deposit for the option to acquire the vessels after the end of the fourth year. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2028 and the first quarter of 2029.

As of March 31, 2026, an amount of $69,470 related to capitalized costs is presented under the caption “Deposits for vessel acquisitions” in the condensed Consolidated Balance Sheets.

The Company’s future minimum lease commitments under the Company’s bareboat-in contracts for undelivered vessels for the next five 12-month periods ending March 31, are as follows:

Period	Amount
2027	$6,407
2028	15,334
2029	18,537
2030	27,412
2031	27,412
2032 and thereafter	202,963
Total	$298,065

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 12 – TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

Vessel operating expenses: Since the closing of Navios Partners’ IPO in 2007, the Company entered into management agreements, as amended from time to time.

In August 2024, Navios Partners renewed its management agreements with the Manager commencing on January 1, 2025, for a term of ten years, renewing annually (the “Master Management Agreement” and together with the management agreements the “Management Agreements”). At the same time, Navios Partners renewed for a term of ten years its Administrative Services Agreement (as defined herein and together with the Master Management Agreement the “Agreements”). The conflicts committee of the Board of Directors, consisting of independent directors, negotiated and approved the Agreements with the advice of independent legal and financial advisors.

The Master Management Agreement provides for technical and commercial management and related specialized services based on fee structure, including: (i) a fixed technical management fee of initially $0.95 per day per owned vessel for 2025; (ii) a commercial management fee of 1.25% on revenues; (iii) an S&P fee of 1% on purchase or sale price; and (iv) fees for other specialized services (e.g. supervision of newbuilding vessels). Fixed fees are adjusted annually for United States Consumer Price Index. The Master Management Agreement also allows for fixed incentive awards if equity returns exceed certain thresholds, as identified in such agreement, upon the unanimous consent of the Board of Directors of Navios Partners. The Master Management Agreement also provides for payment of a termination fee, which is equal to the net present value of the technical and commercial management fees charged for the most recent calendar year, as set forth in the latest audited annual financial statements for the number of years remaining for the Master Management Agreement, using a 6% discount rate. Operating expenses and drydocking costs are reimbursed at cost for all vessels.

During the three month periods ended March 31, 2026 and 2025, certain fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation, exhaust gas cleaning system installation and other improvements under the Company’s Management Agreements, amounted to $419 and $9,120, respectively, and are presented under the caption “Acquisition of/ additions to vessels” in the condensed Consolidated Statements of Cash Flows.

During the three month periods ended March 31, 2026 and 2025, fixed technical management fees amounted to $12,697 and $12,730, respectively, and are presented under the caption “Vessel operating expenses” in the condensed Consolidated Statements of Comprehensive Income.

During the three month periods ended March 31, 2026 and 2025, commercial management fee on revenues amounted to $4,333 and $3,848, respectively, and is presented under the caption “Time charter and voyage expenses” in the condensed Consolidated Statements of Comprehensive Income.

During the three month periods ended March 31, 2026 and 2025, fee on sales amounted to $300 and $162, respectively, and is presented under the caption “Gain/ (loss) on sale of vessels, net” in the condensed Consolidated Statements of Comprehensive Income.

During the three month periods ended March 31, 2026 and 2025, fees for supervision, pre-delivery and delivery of newbuilding vessels initially presented under the captions “Deposits for vessel acquisitions” and “Other long-term assets” in the condensed Consolidated Balance Sheets amounted to $2,946 and $2,530, respectively.

General and administrative expenses: The Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable allocable general and administrative costs and expenses incurred in connection with the provision of these services.

In August 2024, Navios Partners renewed its administrative services agreement commencing on January 1, 2025, for a term of ten years, renewing annually (the “Administrative Services Agreement”). The Administrative Services Agreement provides for reimbursement of allocable general and administrative costs. The Administrative Services Agreement also provides for payment of a termination fee, which is equal to the costs charged for the most recent calendar year, as set forth in the latest audited annual financial statements.

Total general and administrative expenses charged by the Manager for the three month periods ended March 31, 2026 and 2025 amounted to $18,275 and $16,336, respectively.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Balance due (to)/ from related parties: Balance due to Manager, short-term as of March 31, 2026 and December 31, 2025 amounted to $22,743 and $23,484, respectively. The balances mainly consisted of administrative expenses, drydocking, certain fees and costs related to regulatory requirements including ballast water treatment system, other expenses, as well as vessel operating expenses, in accordance with the Management Agreements and are presented under the caption “Amounts due to related parties” in the condensed Consolidated Balance Sheets.

In October 2023, Navios Partners entered into a time charter agreement with a subsidiary of its affiliate Navios South American Logistics Inc. (“NSAL”) for the Navios Vega, a 2009-built transhipper vessel. The vessel was delivered during the first quarter of 2024. The term of this time charter agreement was approximately five years, at an originally agreed rate of $25.8 per day. In accordance with an addendum to the time charter agreement, dated in March 2025, the daily rate was amended as follows: (a) $14.0 per day, effective from January 1, 2025, through December 31, 2026; (b) $38.8 per day effective from January 1, 2027, through December 31, 2028; and (c) $25.8 per day effective from January 1, 2029, until termination. This transaction was negotiated with, and unanimously approved by, the Conflicts Committee of Navios Partners. For the three month periods ended March 31, 2026 and 2025, the amounts of $0 and $1,275, respectively, are presented under the caption “Time charter and voyage revenues” in the condensed Consolidated Statements of Comprehensive Income.

In July 2025, Navios Partners sold the Navios Vega to NSAL for a sale price of $30,000. The transaction was negotiated and approved by the Conflicts Committee of Navios Partners. The sale agreement included a seller’s credit of $10,000, payable in four annual installments.

As of March 31, 2026 and December 31, 2025, balance due from the abovementioned related party company, short-term amounted to $1,839 and $1,720, respectively, and is presented under the caption “Amounts due from related parties” within current assets in the condensed Consolidated Balance Sheets. As of each of March 31, 2026 and December 31, 2025, balance due from the abovementioned related party company, long-term amounted to $7,142 and is presented under the caption “Amounts due from related parties” within non-current assets in the condensed Consolidated Balance Sheets. These balances represent the current and non-current portion of the discounted amount of seller’s credit as of March 31, 2026 and December 31, 2025.

Others: Navios Partners has entered into an omnibus agreement with Navios Holdings (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain dry bulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Holdings generally agreed not to acquire or own Panamax or Capesize dry bulk carriers under time charters of three or more years without consent as required under such agreement.

During the first quarter of 2025, the Company completed the sale of five entities to an entity affiliated with the Company’s Chairwoman and Chief Executive Officer, Angeliki Frangou, for a nominal consideration.

General partner: Olympos Maritime Ltd., an entity affiliated to the Company’s Chairwoman and Chief Executive Officer, Angeliki Frangou, is the holder of Navios Partners’ general partner interest.

NOTE 13 – CASH DISTRIBUTIONS AND EARNINGS PER UNIT

The amount of distributions paid by Navios Partners and the decision to make any distribution is determined by the Company’s Board of Directors and will depend on, among other things, Navios Partners’ cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable. There is no guarantee that the Company will pay the quarterly distribution on the common units in any quarter. The Company is prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under its existing credit agreements and other debt obligations.

There are incentive distribution rights held by Navios GP L.L.C., which are analyzed as follows:

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	Incentive Distribution Right Holder	General Partner
Minimum Quarterly Distribution	up to $5.25	98%	—	2%
First Target Distribution	up to $6.0375	98%	—	2%
Second Target Distribution	above $6.0375 up to $6.5625	85%	13%	2%
Third Target Distribution	above $6.5625 up to $7.875	75%	23%	2%
Thereafter	above $7.875	50%	48%	2%

The first 98% of the quarterly distribution is paid to all common unitholders. The incentive distribution rights (held by Navios GP L.L.C.) apply only after a minimum quarterly distribution of $6.0375 per unit.

The authorized quarterly cash distributions paid during the three month periods ended March 31, 2026 and 2025, as well as the quarterly cash distribution paid with respect to the quarter ended March 31, 2026 are presented below:

Date	Authorized Quarterly Cash Distribution for the three months ended	Date of record of Common and General Partnership unit Unitholders	Payment of Distribution	$/ Unit	Amount of the declared distribution
January 2025	December 31, 2024	February 10, 2025	February 13, 2025	$0.05	$1,511
January 2026	December 31, 2025	February 9, 2026	February 12, 2026	$0.05	$1,461
April 2026	March 31, 2026	May 11, 2026	May 14, 2026	$0.06	$1,744

Navios Partners calculates earnings/ (losses) per unit by allocating reported net income/ (loss) for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners’ partnership agreement, net of the unallocated earnings/ (losses). Basic earnings/ (losses) per common unit is determined by dividing net income/ (loss) by the weighted average number of common units outstanding during the period. Diluted earnings per unit is calculated in the same manner as basic earnings per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. Net earnings/ (losses) per unit undistributed is determined by taking the distributions in excess of net income/ (loss) and allocating between common units and general partnership units on a 98%-2% basis. There were no options or phantom units outstanding during each of the three month periods ended March 31, 2026 and 2025.

The calculations of the basic and diluted earnings per unit are presented below.

	Three Month Period Ended March 31, 2026	Three Month Period Ended March 31, 2025
Net income	$106,344	$41,727
Income attributable to:
Common unitholders	$104,111	$40,851
Weighted average units outstanding basic
Common unitholders	28,579,273	29,579,770
Earnings per unit basic:
Common unitholders	$3.64	$1.38
Weighted average units outstanding diluted
Common unitholders	28,579,273	29,579,770
Earnings per unit diluted:
Common unitholders	$3.64	$1.38
Earnings per unit distributed basic:
Common unitholders	$0.06	$0.05
Earnings per unit distributed diluted:
Common unitholders	$0.06	$0.05

No potential common units are included in the calculation of earnings per unit diluted for each of the three month periods ended March 31, 2026 and 2025.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 14 – LEASES

Time charter out contracts and pooling arrangements

The Company’s contract revenues from time chartering, bareboat chartering and pooling arrangements are governed by ASC 842.

Operating Leases

A discussion of the Company’s operating leases can be found in Note 20 – Leases to the Company’s consolidated financial statements included in the Annual Report.

Based on management estimates and market conditions, the lease term of the leases is being assessed at each balance sheet date. At lease commencement, the Company determines a discount rate to calculate the present value of the lease payments so that it can determine lease classification and measure the lease liability. In determining the discount rate to be used at lease commencement, the Company used its incremental borrowing rate as there was no implicit rate included in charter-in contracts that could be readily determinable. The incremental borrowing rate is the rate that reflects the interest a lessee would have to pay to borrow funds on a collateralized basis over a similar term and in a similar economic environment. The Company then applies the respective incremental borrowing rate based on the remaining lease term of the specific lease. Navios Partners’ incremental borrowing rates were approximately 7% for the Navios Libra and the Nave Celeste, 5% for the Navios Amitie and the Navios Star, 6% for the Nave Allegro and the Nave Tempo, and 4% for the Nave Electron.

As of March 31, 2026 and December 31, 2025, the outstanding balance of the operating lease liability amounted to $208,478 and $214,996, respectively, and is presented under the captions “Operating lease liabilities, current portion” and “Operating lease liabilities, net” in the condensed Consolidated Balance Sheets. Right-of-use assets amounted to $212,620 and $218,952 as at March 31, 2026 and December 31, 2025, respectively, and are presented under the caption “Operating lease assets” in the condensed Consolidated Balance Sheets.

The Company recognizes the lease payments for its operating leases as charter hire expenses on a straight-line basis over the lease term. Lease expense incurred and paid for the three month periods ended March 31, 2026 and 2025 amounted to $9,634 and $9,633, respectively, and is presented under the caption “Time charter and voyage expenses” in the condensed Consolidated Statements of Comprehensive Income.

For the three month periods ended March 31, 2026 and 2025, the sublease income (net of commissions) for vessels where the Company is a lessee amounted to $33,364 and $16,115, respectively, and is presented under the caption “Time charter and voyage revenues” in the condensed Consolidated Statements of Comprehensive Income.

As of March 31, 2026, the weighted average useful life of the remaining operating lease terms was 7.0 years.

The table below provides the total amount of lease payments for the next five 12-month periods on an undiscounted basis on the Company’s chartered-in contracts as of March 31, 2026:

Period	Amount
2027	$38,095
2028	37,394
2029	36,797
2030	35,244
2031	34,639
2032 and thereafter	70,479
Total	$252,648
Operating lease liabilities, including current portion	$208,478
Discount based on incremental borrowing rate	$44,170

Finance Leases

For a detailed description of the finance lease liabilities and right-of-use assets for vessels under finance leases, refer to Note 6 – Borrowings and Note 4 – Vessels, net, respectively, and Note 10 – Borrowings and Note 6 – Vessels, net, respectively, to the Company’s consolidated financial statements included in the Annual Report.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

For the three month periods ended March 31, 2026 and 2025, the sublease income (net of commissions) for vessels where the Company is a lessee amounted to $16,403 and $15,536, respectively, and is presented under the caption “Time charter and voyage revenues” in the condensed Consolidated Statements of Comprehensive Income.

As of March 31, 2026, the weighted average useful life of the remaining finance lease terms was 10.4 years.

The table below provides the total amount of lease payments and options to acquire vessels for the next five 12-month periods on an undiscounted basis under the Company’s finance leases as of March 31, 2026:

Period	Amount
2027	$31,412
2028	31,321
2029	31,113
2030	39,091
2031	28,862
2032 and thereafter	247,622
Total	$409,421
Finance lease liabilities, including current portion (see Note 6 – Borrowings)	$281,382
Discount based on incremental borrowing rate	$128,039

Bareboat charter-out contract

Subsequently to the bareboat charter-in agreement, the Company entered into bareboat charter-out agreements for a firm charter period of ten years for two VLCCs and an extra optional period of five years, for both vessels, and for a firm period of up to two-years, extended in direct continuation of previous bareboat charter-out agreement for an additional period of five years for a third VLCC. The Company also performed an assessment of the lease classification under the ASC 842 and concluded that the agreements are operating leases. On July 4, 2025, Navios Partners terminated the bareboat charter-out agreements for the first two VLCCs.

The Company recognizes in relation to the operating leases for the bareboat charter-out agreements the bareboat charter-out hire income in the condensed Consolidated Statements of Comprehensive Income on a straight-line basis. For the three month periods ended March 31, 2026 and 2025, the charter hire income (net of commissions) amounted to $3,420 and $8,265, respectively, and is presented under the caption “Time charter and voyage revenues” in the condensed Consolidated Statements of Comprehensive Income.

NOTE 15 – SUBSEQUENT EVENTS

In May 2026, Navios Partners agreed to acquire four newbuilding scrubber-fitted VLCC tankers from an unrelated third party, for an aggregate purchase price of $482,000. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2028. Each vessel has been chartered-out for a firm period of approximately five years at $47.8 net per day, with charterer’s option for one additional year at $52.7 net per day. Navios Partners has also secured options to acquire two plus two newbuilding VLCC tankers.

In April and May 2026, Navios Partners took delivery of the Nave Equator, a 2026-built Aframax/LR2 scrubber-fitted tanker vessel of 117,059 dwt, the Nave Hina, a 2026-built MR2 product tanker vessel of 49,996 dwt and the Navios Cyan, a 2026-built 7,900 TEU methanol-ready and scrubber-fitted containership (See Note 11 – Commitments and contingencies).

On April 29, 2026, Navios Partners completed the listing application with Euronext Oslo Børs for its 2030 Bonds. On the same date, the 2030 Bonds commenced trading on Euronext Oslo Børs under the ticker symbol “NMM”.

In April 2026, Navios Partners agreed to sell a 2006-built Panamax of 75,356 dwt to an unrelated third party, for a gross sale price of $10,400. The sale is expected to be completed during the second quarter of 2026. The aggregate gain on sale of the above vessel and the vessels agreed to be sold (see Note 4 – Vessels, net), is expected to be approximately $56,228.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: May 22, 2026